
11007605

SIMON®

Strength | Innovation | Performance

2010 Annual Report

FINANCIAL HIGHLIGHTS

	2010	2009
OPERATING DATA (in millions)		
Consolidated Revenue	**$ 3,958**	$ 3,775
Funds from Operations (FFO) [1]	**$ 1,762**	$ 1,748
PER COMMON SHARE DATA		
FFO [1] (Diluted)	**$ 5.01**	$ 5.33
FFO as Adjusted [2] (Diluted)	**$ 6.03**	$ 6.01
Net Income (Diluted)	**$ 2.10**	$ 1.05
Dividends [3]	**$ 2.60**	$ 2.70
Common Stock Price at December 31	**$ 99.49**	$ 79.80
STOCK AND LIMITED PARTNER UNITS AT YEAR END		
Shares of Common Stock Outstanding (in thousands)	**292,962**	285,748
Limited Partner Units in the Operating Partnership Outstanding (in thousands)	**60,233**	57,805
Total Equity Capitalization (in millions)	**$ 35,213**	$ 28,092
Total Market Capitalization [4] (in millions)	**$ 58,982**	$ 52,998
OTHER DATA		
Total Number of Properties in the U.S.	**338**	321
U.S. Gross Leasable Area (in thousands of square feet)	**250,540**	244,897
Total Number of International Properties	**55**	61
International Gross Leasable Area (in thousands of square feet)	**13,109**	16,359

(1) FFO is a non-GAAP financial measure commonly used in the real estate industry that we believe provides useful information to investors. Please refer to page 26 for a definition of FFO and to page 27 for a reconciliation of net income to FFO and of diluted net income per share to diluted FFO per share.

(2) FFO as Adjusted excludes the impact of non-cash impairment charges and debt related charges. Please refer to page 72 for a reconciliation of diluted net income attributable to common stockholders per share to diluted FFO per share and diluted FFO per share to diluted FFO as adjusted per share.

(3) 2009 Dividends were paid in a combination of $0.45 per share in cash and $2.25 per share in additional shares of common stock.

(4) Includes our share of consolidated and joint venture debt.

This Annual Report contains a number of forward-looking statements. For more information, please see page 25.

CORPORATE PROFILE

Simon Property Group, Inc. (NYSE: SPG), headquartered in Indianapolis, Indiana, is the largest real estate company in the United States. As of December 31, 2010, we owned or had an interest in 393 properties comprising 264 million square feet of gross leasable area in North America, Europe and Asia. Simon Property Group is an S&P 500 company.

Additional Simon Property Group information is available at www.simon.com.

TABLE OF CONTENTS


DICK'S
Introducing >PASS from American Express

Simon Property Group is uniquely positioned as an owner, operator and developer across the multiple retail formats of regional malls, Premium Outlets®, The Mills®, community/lifestyle centers and international properties.


BANANA REPUBL
FACTORY STORE
MEN'S, WOMEN'S & ACCESSORIES



FROM THE CHAIRMAN & CEO

Strength | Innovation | Performance

As Chairman and CEO, I focus daily and year-to-year on how we are improving as a Company in enhancing our strength, innovation and performance. I am pleased to report that over the last 15 years as your CEO, we have made great strides along these fronts. As we move forward, we can and will continue to improve in these areas.

We have demonstrated that our management team is dedicated to growing the Company while preserving its fiscal strength. We have shown our ability to grow through innovation. Time and again, through numerous economic cycles and other challenges, we have delivered strong performance. Now let me touch on these three foundational pillars of Simon Property Group.

STRENGTH

From our roots as a small developer of shopping centers in the Midwest to our current position as the largest U.S. real estate company (in terms of market capitalization, number of quality properties, earnings power and cash flow growth), we have built a world class organization at Simon Property Group. Key strengths include our properties, our balance sheet, and our people. While most would be satisfied in terms of how we have improved in these areas, we are not. As a result, a primary focus for 2011 will be to enhance our properties, balance sheet and people.

We own more than 390 properties in the U.S., Europe, Asia and Mexico, and are unique as an owner, operator and developer across multiple retail formats. Our portfolio encompasses the entire retail real estate spectrum including regional malls, Premium Outlets, The Mills, and community and lifestyle centers. The platforms of our business are very synergistic as they enhance our tenant dealings and result in the best retail mix possible in our properties. Providing retailers with opportunities across this diverse retail asset base strengthens our relationships and enhances the value of our overall retail real estate franchise.

Our multi-platform portfolio generates an income stream that is diverse geographically, by property type and by tenant type. The portfolio is of exceptional quality and includes proven assets of national and international renown that are the preferred locations for retailers. Owning and operating a diverse portfolio allows us to invest capital where the growth is in the retail real estate sector.

We have a strong balance sheet with the highest investment grade ratings among our peers. We have substantial liquidity and flexibility under our bond covenants and our debt maturities are well-balanced. This is a product of our well-thought-out strategy to insure we are well-positioned to grow, but also deal with any economic crisis that might arise.

We have conservatively managed our balance sheet, allowing us to access capital at all times in multiple forms, and this has served us well, especially through the uncertain environment of the past few years.

We are also an active recycler of capital and have sold more than 100 non-core assets since we went public in 1993, generating more than $2.5 billion of cash, further improving our strength and our ability to grow. This activity will likely continue as the capital markets improve.

We demonstrated industry leadership during the Great Recession. I am extremely proud of our people and the way they rose to the occasion to deliver industry best results that no one could have expected during this difficult period of time. Thank you! Our ability to do this is partly due to the fact that our management team is strong and deep and well-respected in the industry. We have worked together for a long time and we know each other very well, creating a successful partnership.

We have also recognized that in order to be strong and stay strong we can and should add to our team. We welcome two new additions to our executive ranks in 2011: David Contis and


macy's
GIVENCHY


LOUIS VUITTON

Steve Fivel. David will lead the regional mall platform, the largest platform for the Company, working with Rick Sokolov and me and assisted by John Rulli on operations. Steve Fivel will assist Jim Barkley, our General Counsel, in all of the areas he oversees. I have known both of these gentlemen for a long time and I am looking forward to their contributions. We welcome the additional talent as we seek future growth opportunities.

INNOVATION

We take great pride in being a leader in our industry, and it is imperative that we continue to be innovative, especially as the global economy continues to change at such a rapid pace.

Innovation is an important tenet of our Company. Throughout our history examples of this innovative spirit are numerous. I would like to discuss a few examples which illustrate our innovative power and the positive impact it has had on our growth.

Led Industry Consolidation

We started the consolidation of the regional mall industry with our acquisition of DeBartolo Realty Corporation in 1996 and have led the industry ever since. With the DeBartolo acquisition, we were the first to present the value proposition that "size and scale" matter in the retail real estate industry. Many doubted the deal, but it was a building block that has led to the Company we have today. We stuck with it and built upon this premise with additional deals that added premier properties to our portfolio as well as talented people.

Examples of the highly productive properties added to our portfolio through acquisitions include Fashion Valley, Lenox Square, Phipps Plaza, Roosevelt Field, Stanford Shopping Center, Town Center at Boca Raton and The Westchester.

Since our IPO in 1993 we have completed $28 billion of acquisitions, adding to the quality of our portfolio and accelerating our growth while maintaining the industry's strongest balance sheet and highest credit rating.

Outlet Sector

We first identified the profitable outlet sector in the late 90's when we partnered with Chelsea Property Group (another public company). That initial partnership led to our successful acquisition of the company in 2004. Performance by our Premium Outlet platform has been exceptional, increasing the quality of our portfolio and our people. After more than a decade since our initial outlet investment, our peer group is announcing their desire to build in this sector. Glad we got there first. Including our 2010 Prime transaction, we expect to generate $1 billion of net operating income ("NOI") in 2011 from this platform. Not bad for a business we entered into a mere 11 years ago.

Enhancing the Mix and Creating the Mall as a Marketing Medium

We also pioneered the combination of entertainment and retail in various new development and redevelopment projects, resulting in the creation of retail "destinations" and effectively maintaining the mall's importance in the social fabric of the community. An early example of this is The Forum Shops at Caesars in Las Vegas, one of the most successful retail venues in the world. We need a little showbiz for all of our properties to make it fun and entertaining for our shoppers. More on this to come.

We have to make the mall the place to shop and we have to take advantage of the billions of shopper visits that occur at our properties each year. With this in mind, we were the first to identify and market "the mall as a marketing medium," and launched Simon Brand Ventures ("SBV") in 1997, providing advertisers and marketers access to SPG's shoppers. Our SBV and marketing initiatives today comprise a unique, industry-leading approach designed to build traffic and provide retailers with opportunities to engage consumers and drive sales. This, coupled with our focus on making the mall a more effective, efficient value proposition for consumers through technology, will be a primary focus for us in the coming months.

International

We were the first U.S.-based public retail real estate company to expand abroad in 1998 with our investment in Europe. Today we

SPG completed the largest U.S. real estate transaction of the last two years with the acquisition of the Prime Outlets portfolio, adding 21 outlet centers comprising 8 million square feet. Assets acquired include (pictured below from left to right and listed with newly-branded names): Puerto Rico Premium Outlets in Barceloneta, Puerto Rico; San Marcos Premium Outlets in San Marcos (Austin/San Antonio), TX; Ellenton Premium Outlets in Ellenton (Tampa), FL; and Williamsburg Premium Outlets in Williamsburg, VA.


COACH


L'OCCITANE
Zegna Outlet Store

own 56 properties in Italy, Japan, South Korea and Mexico and have an additional property under construction in Malaysia. We have proven to be a valuable exporter of our know-how.

PERFORMANCE

With that said, our strength and innovation should lead to better performance and we must continue to be a performance leader. Happily, we have delivered strong and consistent stockholder returns. During the last decade, from December 31, 2000 to December 31, 2010, our total stockholder return was 574%, for a compounded annual return of 21%. During this same ten-year period, the total returns for the S&P 500 and the MSCI U.S. REIT Index ("RMS") were 15% and 173%, respectively. SPG's total stockholder return was 28.4% in 2010 as compared to the S&P 500 return of 15.1%.

We have also delivered strong financial and operational results, which is certainly more in our control than stock price movements. Over the last decade:

- Total revenue doubled from $2.0 billion to $4.0 billion.
- Funds from Operations ("FFO") as adjusted per diluted share increased from $3.29 to $6.03.
- Portfolio occupancy improved from 91.8% to 94.2%.
- Sales per square foot grew from $384 to $494.

We have a long history of positive comparable property NOI growth. Even in the very challenging operating environment of 2009, we delivered positive growth of 1.1% while nearly all of our peers had negative growth. In 2010, our comparable property NOI growth was 2.9%, the highest among our retail REIT peers.

Strength, innovation and performance create a virtuous circle and build upon each other. My focus for 2011 as well as future years will be to strengthen these foundational pillars. Now I will turn to our 2010 Milestones.

2010 MILESTONES

In 2010 we enhanced the Company's growth trajectory with the investment of $3.2 billion of net cash in acquisitions, capital market transactions, and redevelopment and new development activities.

Acquisitions

In August, we completed a transaction with Prime Outlets Acquisition Company valued at approximately $2.3 billion, including the assumption of approximately $1.2 billion of existing mortgage debt. This was the largest real estate acquisition completed in the U.S. in 2009 and 2010 and it was completed before valuations rebounded.

The transaction added 21 outlet center properties comprising 8 million square feet to our portfolio. This portfolio is an excellent strategic fit for our Company and presents a compelling opportunity to benefit from the ongoing consumer demand for discounted brand-name merchandise. As of December 31, the properties were 95.4% occupied and generating sales of $423 per square foot. This portfolio will add to our growth and strengthen our franchise.

We also increased our ownership interests in two highly productive malls in 2010 at attractive valuations.

Capital Market Transactions

Two senior unsecured notes offerings totaling $3.15 billion were completed to fund concurrent bond tender offers (in January and August). In connection with the tender offers, $3.6 billion of senior unsecured notes maturing between 2011 and 2014 were repurchased.

The net effect of the transactions was a $500 million reduction in leverage, a lengthening of the weighted average maturity of outstanding senior unsecured notes to 7.3 years from 4.4 years, and a reduction in the weighted average interest rate of more than 50 basis points from year-end 2009 to year-end 2010.

We completed 15 new mortgage financing transactions totaling $2.2 billion (SPG's share was $950 million) at a weighted average interest rate of 5.1% and a weighted average life of approximately nine years. We also invested more than $1.1 billion of cash on hand to retire mortgages on high quality assets, further




COACH

2010 EXPANSION AND REDEVELOPMENT ACTIVITIES

1 2 The $130 million expansion of South Shore Plaza in Braintree (Boston), Massachusetts added Nordstrom, Target and 138,000 square feet of premier specialty shops.

3 Bloomingdale's opened its first outlet store at Potomac Mills in Woodbridge, Virginia (Washington, D.C.).

4 The 114,000 square foot expansion of Houston Premium Outlets in Cypress, Texas added 25 new merchants including Saks Fifth Avenue Off 5th.

5 Crate & Barrel opened its first Western Pennsylvania store at Ross Park Mall in Pittsburgh, PA.

6 The 62,000 square foot expansion of Toki Premium Outlets in Toki, Japan was 100% leased at opening.

7 Whole Foods Market opened at Coddingtown Mall in Santa Rosa, California.


Toki
PREMIUM
OUTLETS
WHOLE
FOODS

boosting the Company's financial flexibility and its unmatched portfolio of unencumbered assets. More strength!

Redevelopment and New Development Activities
Approximately $225 million was invested in the development of new properties and the expansion and redevelopment of existing properties in 2010. Four significant expansions and two new shopping centers were completed, and several more projects are under construction. We were also very successful in our efforts to retenant department store and big box spaces, opening more than 35 big box and anchor tenants within our portfolio. Redevelopment is where our people will be focused. Improving the retail mix through redevelopment builds upon a successful center and solidifies the property within the community.

Financial and Operating Performance
In the improving, but still challenging retail environment in 2010, we delivered impressive performance.

- Consolidated revenue increased 4.8% to $4.0 billion.
- FFO as adjusted per diluted share was $6.03 for the year as compared to $6.01 in 2009. FFO as adjusted excludes the $1.00 per diluted share loss on extinguishment of debt incurred in connection with the two tender offers for outstanding senior notes in 2010.
- Higher revenues and a continued focus on improving efficiency resulted in a 150 basis point increase in our industry-leading operating profit margin.
- In November, we increased our quarterly dividend by 33% to $0.80 per share, a further reflection of our strong cash-generating business.

Key financial and operational statistics for SPG malls and Premium Outlets combined were very positive in 2010:

- Occupancy improved by 80 basis points to 94.2%.
- Sales per square foot increased by 9.3% to $494 per square foot.

In 2010, we took advantage of two opportunities to sell certain international investments and recognized gains totaling approximately $300 million. This exhibits our ability to profitably export our business model outside of the U.S. Generating a gain of this magnitude in the short period of time we held these investments is quite impressive.

Marketing Initiatives
We are very focused on the enhancement of our digital marketing efforts and are providing retailers with multiple options to reach Simon shoppers through mobile applications:

- We are the only mall partner of ShopKick, an industry leading cross-retailer mobile application.
- We were the first in the industry to launch a proprietary mall application featuring our retailers and their promotional messaging.
- We are leveraging text messaging to complement our broader mobile marketing strategy.

Our industry-leading website is designed around our retailers, and we are actively engaging the shopper in social media. The majority of our properties have a significant social media presence (Facebook, Twitter, Foursquare) and research has indicated that the strategy is working. Shoppers are visiting the social media sites regularly and are visiting our properties more often.

All of these programs are designed to build traffic and provide retailers with opportunities to engage consumers and drive sales.

LOOKING AHEAD

We begin 2011 on a high note with the announcement that we were named the Most Admired Real Estate Company by *Fortune Magazine*, and we are very excited about our prospects for this year and in future years as we build upon our three ingredients of success - Strength, Innovation and Performance.

We have shown the ability to strategically grow our Company. At the time of our IPO in 1993, our total market capitalization was $3 billion and we owned 114 properties in 29 states in the U.S. Today our total market capitalization is over $60 billion and our portfolio is comprised of more than 390 properties in 41 states in the U.S. and abroad.



Consolidated Revenue
$ in billions


$3.33
$3.65
$3.78
$3.78
$3.96
'06
'07
'08
'09
'10

FFO as Adjusted per Diluted Share


$5.39
$6.02
$6.56
$6.01
$6.03
'06
'07
'08
'09
'10

Total Market Capitalization
$ in billions


$48.78
$49.27
$40.27
$53.00
$58.98
'06
'07
'08
'09
'10

The strength of our organization and balance sheet, the quality and size of our portfolio, and the innovative spirit and experience of our people position us to deliver future growth for our stockholders. We are focused on several avenues, both internal and external, to deliver this growth.

The retail environment has improved and many retailers are looking to grow their businesses by opening new stores. We anticipated this to some extent and in 2010 we accelerated the pace of our new development and redevelopment activity. We expect to invest at least $500 million in these activities in 2011 with many more accretive redevelopment opportunities available to us.

We will also continue to grow through selective new development. Earlier this month we opened a new Premium Outlet Center in Paju, north of Seoul in South Korea. In November, we will open a new Premium Outlet Center in Johor, Malaysia, which will serve the Singapore market. These two centers are projected to be extremely profitable.

Our Premium Outlets in Asia have been very successful and we continue to evaluate opportunities in Japan, South Korea and other countries in Asia for our Premium Outlet product.

The people of Japan are in our thoughts and prayers as they deal with recent tragic events. As you know, we have a wonderful Premium Outlet business in Japan, and remain confident that as Japan rebuilds and rebounds, this business will completely recover.

In the U.S. we have one Premium Outlet under construction in Merrimack, New Hampshire, which is scheduled to open in the summer of 2012. Other potential Premium Outlet projects in the U.S. are progressing through preconstruction development activities.

I do not anticipate the opening of any new regional mall developments in the U.S. for at least a few more years, and I believe this creates a scenario for existing malls to add to their market share. Our existing malls will be improved through renewed redevelopment efforts.

Construction has started or is scheduled to start in 2011 on five significant redevelopment projects. The scope of these projects varies and includes the addition of new department stores in vacant spaces, addition of small shops, conversion of an existing mall into a lifestyle center and mall renovations. We also have more than 30 anchor and big box store additions scheduled to open in 2011 and 2012.

We also expect to see growth in 2011 from the assets acquired in the Prime transaction. Our strong track record of operational excellence, financial resources, and history of successful acquisitions should enable us to meaningfully improve the performance of these assets for the benefit of our tenants and consumers.

Our position in the industry and our financial strength afford us the luxury of evaluating virtually any transaction, including many that most of our competitors cannot even contemplate. On the other hand, we don't feel compelled to do any transactions given our internal growth opportunities and we won't unless it makes sense. We have the history that proves this.

CALL TO ACTION

Today our brick and mortar tenants are operating at a distinct disadvantage to certain on-line retailers who are not collecting sales tax at the point of purchase. Whether a sale takes place online or at a local business, sales tax is owed and should be collected. The same rules should apply to all retailers. Consumers are obligated to pay these taxes if the online retailers don't collect at point of sale - just because a merchant doesn't collect the tax doesn't mean the tax is not due. Many pure ecommerce retailers (no physical presence) make no effort to collect sales tax while the physical-based retailers must charge their customers at the time of purchase.

I am reaching out to you, our stockholders, to ask that you contact your government representatives at the state and national levels to express your concerns over this serious inequity and request that they support the Main Street Fairness Act. This proposed legislation would impose NO new taxes while providing much needed funds to reduce unprecedented state budget shortfalls at little or no cost to the federal government and at the same time close a loophole by requiring pure online retailers to collect sales taxes as all other retailers do. Why give the likes of Amazon this advantage over physical-based retailers who also pay local real estate taxes and employ millions of people?

CLOSING

I would like to express my gratitude and appreciation to Hans Mautner for his contributions to our international expansion. Hans retired in December after many years of service as the President of the Company's International Division and Chairman of Simon Global Limited. He joined the Company in 1998 upon completion of our acquisition of Corporate Property Investors, a privately held REIT which he led as Chairman and CEO.

I would also like to thank our Board of Directors for their strategic counsel. Most importantly, I thank all of our employees for their hard work and dedication. Over the course of the past eighteen months, we excelled operationally, completed several transactions, and also expended great effort in the consideration of transactions that were not meant to be. Consistent effort by all is a hallmark of this Company.

Finally, stockholders, I am grateful for your ongoing support and remain completely committed to growing our Company and creating value for all of us.

David Simon
Chairman and Chief Executive Officer
March 29, 2011

SELECTED FINANCIAL DATA

(In thousands, except per share data)

The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Other data we believe is important in understanding trends in our business is also included in the tables.

As of or for the Year Ended December 31,	2010	2009	2008	2007	2006
OPERATING DATA:					
Total consolidated revenue	**$ 3,957,630**	$ 3,775,216	$ 3,783,155	$ 3,650,799	$ 3,332,154
Consolidated income from continuing operations	**753,514**	387,262	599,560	674,605	729,727
Net income available to common stockholders	**$ 610,424**	$ 283,098	$ 422,517	$ 436,164	$ 486,145
BASIC EARNINGS PER SHARE:					
Income from continuing operations	**$ 2.10**	$ 1.06	$ 1.88	$ 2.09	$ 2.20
Discontinued operations	**—**	—	—	(0.13)	—
Net income attributable to common stockholders	**$ 2.10**	$ 1.06	$ 1.88	$ 1.96	$ 2.20
Weighted average shares outstanding	**291,076**	267,055	225,333	222,998	221,024
DILUTED EARNINGS PER SHARE:					
Income from continuing operations	**$ 2.10**	$ 1.05	$ 1.87	$ 2.08	$ 2.19
Discontinued operations	**—**	—	—	(0.13)	—
Net income attributable to common stockholders	**$ 2.10**	$ 1.05	$ 1.87	$ 1.95	$ 2.19
Diluted weighted average shares outstanding	**291,350**	268,472	225,884	223,777	221,927
Dividends per share (1)	**$ 2.60**	$ 2.70	$ 3.60	$ 3.36	$ 3.04
BALANCE SHEET DATA:					
Cash and cash equivalents	**$ 796,718**	$ 3,957,718	$ 773,544	$ 501,982	$ 929,360
Total assets	**24,857,429**	25,948,266	23,422,749	23,442,466	22,003,173
Mortgages and other indebtedness	**17,473,760**	18,630,302	18,042,532	17,218,674	15,394,489
Total equity	**$ 5,633,752**	$ 5,182,962	$ 3,101,967	$ 3,414,612	$ 4,040,676
OTHER DATA:					
Cash flow provided by (used in):					
Operating activities	**$ 1,755,210**	$ 1,720,520	$ 1,635,887	$ 1,559,432	$ 1,316,148
Investing activities	**(1,246,695)**	(418,991)	(1,022,275)	(2,049,576)	(607,432)
Financing activities	**(3,669,515)**	1,882,645	(342,050)	62,766	(116,404)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	**1.44x**	1.26x	1.40x	1.44x	1.56x
Funds from Operations (FFO) (2)	**$ 1,762,322**	$ 1,748,280	$ 1,852,331	$ 1,691,887	$ 1,537,223
FFO allocable to Simon Property	**$ 1,465,728**	$ 1,440,554	$ 1,477,446	$ 1,342,496	$ 1,215,319
FFO per diluted share	**$ 5.01**	$ 5.33	$ 6.42	$ 5.90	$ 5.39

Notes

(1) Represents dividends declared per period.

(2) FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report to Stockholders.

OVERVIEW

Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. To qualify as a REIT, among other things, a company must distribute at least 90 percent of its taxable income to its stockholders annually. Taxes are paid by stockholders on dividends received and any capital gains distributed. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties. In this discussion, the terms "we", "us" and "our" refer to Simon Property Group, Inc. and its subsidiaries.

We own, develop and manage retail real estate properties, which consist primarily of regional malls, Premium Outlets®, The Mills®, and community/lifestyle centers. As of December 31, 2010, we owned or held an interest in 338 income-producing properties in the United States, which consisted of 161 regional malls, 58 Premium Outlets, 66 community/lifestyle centers, 36 properties acquired in the 2007 acquisition of The Mills Corporation, or the Mills acquisition, and 17 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties acquired in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2010, we had ownership interests in 45 European shopping centers in Italy, eight Premium Outlets in Japan, one Premium Outlet in Mexico, and one Premium Outlet in South Korea. On July 15, 2010, we and our joint venture partner sold our collective interests in Simon Ivanhoe S.à.r.l., or Simon Ivanhoe, which owned seven shopping centers located in France and Poland.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents,
- Overage and percentage rents based on tenants' sales volume, and
- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We seek growth in earnings, funds from operations, or FFO, and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

- Focusing on leasing to increase revenues and utilizing economies of scale to reduce operating expenses,
- Expanding and re-tenanting existing franchise locations at competitive market rates,
- Selectively acquiring high quality real estate assets or portfolios of assets, and
- Selling non-core assets.

We also grow by generating supplemental revenue from the following activities:

- Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (such as handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,
- Offering property operating services to our tenants and others, including waste handling and facility services, and the sale of energy,
- Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and
- Generating interest income on cash deposits and loans made to related entities.

We focus on high quality real estate across the retail real estate spectrum. We expand or modernize to enhance profitability and market share of existing assets when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in markets that exhibit strong population and economic growth.

We routinely review and evaluate acquisition opportunities based on their ability to complement our portfolio. Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

To support our growth, we employ a three-fold capital strategy:

- Provide the capital necessary to fund growth,
- Maintain sufficient flexibility to access capital in many forms, both public and private, and
- Manage our overall financial structure in a fashion that preserves our investment grade credit ratings.

RESULTS OVERVIEW

Diluted earnings per common share increased from $1.05 in 2009 to $2.10 in 2010. Significant factors contributing to the year-over-year change included:

- improved operating performance and core business fundamentals in 2010, coupled with fewer tenant bankruptcies and the recovery of amounts for which we had previously reserved,
- the effect of our acquisition and expansion activity, including the acquisition of Prime,
- a gain due to acquisition of controlling interest, sale or disposal of assets and interests in unconsolidated entities, net of $321.0 million, or $0.91 per diluted share, primarily driven by the sale of our interest in Simon Ivanhoe in the third quarter of 2010,
- a $350.7 million, or $1.00 per diluted share, debt extinguishment charge recorded during 2010 related to our two senior unsecured notes tender offers,
- transaction expenses of $69.0 million, or $0.19 per diluted share, for costs incurred related to the Prime acquisition, other acquisition-related activities and the settlement of a transaction related dispute,
- in 2009, a $140.5 million, or $0.44 per diluted share, other-than-temporary impairment charge related to our investment in Liberty International PLC, or Liberty, due to the significance and duration of the decline in quoted fair value, including related currency exchange component, below the carrying value of the securities,
- in 2009, a $88.1 million, or $0.27 per diluted share, net of related tax benefit and noncontrolling interest share, non-cash impairment charge related to three underperforming assets, including one consolidated operating property and two joint venture assets, the write-off of certain predevelopment costs related to projects that we no longer plan to pursue due to economic conditions, and adjustments to carrying values for certain parcels of land, and
- in 2009, net losses related to the sale of assets and interests in unconsolidated entities of $30.1 million, or $0.09 per diluted share.

Core business fundamentals during 2010 improved from the difficult economic environment that existed during 2009. Comparable sales per square foot, or psf, increased to $494 psf, or 9.3%, for our regional malls and Premium Outlets. Average base rents increased 1.0% to $38.87 psf as of December 31, 2010, from $38.47 psf as of December 31, 2009. Leasing spreads remained positive as we were able to lease available square feet at higher rents than the expiring rental rates resulting in a leasing spread of $1.15 psf as of December 31, 2010, representing a 3.0% increase over expiring rents. Occupancy was 94.2% as of December 31, 2010, as compared to 93.4% as of December 31, 2009, an increase of 80 basis points.

Internationally, on July 15, 2010, we and our partner in Simon Ivanhoe, Ivanhoe Cambridge, Inc., or Ivanhoe Cambridge, sold our collective interests in Simon Ivanhoe which owned seven shopping centers located in France and Poland to Unibail-Rodamco. The joint venture partners received net consideration of €422.5 million for their interests after the repayment of all joint venture debt, subject to certain post-closing adjustments. Our share of the gain on sale of our interests in Simon Ivanhoe was approximately $281 million. A portion of the proceeds was used to repay the €167.4 million (approximately $215 million) principal balance on the Euro-denominated tranche of our $3.9 billion unsecured revolving credit facility, or the Credit Facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our effective overall borrowing rate at December 31, 2010 decreased four basis points to 5.58% as compared to 5.62% at December 31, 2009. This decrease was primarily due to a $1.3 billion decrease in our portfolio of fixed rate debt ($14.8 billion at December 31, 2010 as compared to $16.1 billion at December 31, 2009) partially offset by an increase in the effective overall borrowing rate on variable rate debt of 74 basis points (1.93% at December 31, 2010 as compared to 1.19% at December 31, 2009). The 74 basis point increase was a result of increased borrowing spreads and LIBOR floors. At December 31, 2010, the weighted average years to maturity of our consolidated indebtedness was approximately 5.9 years as compared to December 31, 2009 of approximately 4.1 years. Our financing activities for the year ended December 31, 2010, included:

- completing two separate cash tender offers for several outstanding series of senior unsecured notes. The first tender offer was for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from January 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes which closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. The weighted average duration of the notes offering was 14.4 years and the weighted average coupon was 5.69%. We reported a $165.6 million loss on extinguishment of debt in the first quarter of 2010 as a result of the tender offer.
- the second cash tender offer was for any and all unsecured notes of three outstanding series with maturity dates ranging from May 2013 to August 2014. The total principal amount of the notes accepted for purchase on August 17, 2010 was approximately $1.33 billion, with a weighted average duration of 3.5 years and a weighted average coupon of 6.06%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $900.0 million of 4.375% senior unsecured notes which closed on August 16, 2010. The senior notes are due on March 1, 2021. We reported a $185.1 million loss on extinguishment of debt in the third quarter of 2010 as a result of the tender offer.
- acquiring an outlet center located in Barceloneta, Puerto Rico from Prime on May 13, 2010 subject to an existing $75.2 million variable-rate mortgage, which matures on May 1, 2014 and bears interest at a rate of LIBOR plus 225 basis points with a LIBOR floor of 1.50%
- completing the acquisition of Prime on August 30, 2010, in which we acquired an additional 20 outlet centers subject to existing mortgage loans of approximately $1.2 billion which bear interest at fixed rates ranging from 5.51% to 6.01% and mature at various dates throughout 2016.
- increasing our borrowings on our Credit Facility to $858.6 million during the year ended December 31, 2010.
- redeeming a $300.0 million maturing unsecured note which had a fixed rate of 4.875%.
- redeeming a $400.0 million maturing unsecured note which had a fixed rate of 4.60%.
- redeeming a $400.0 million maturing unsecured note which had a fixed rate of 4.875%.
- unencumbering five properties by repaying $1.1 billion in mortgage loans with a weighted average interest rate of 4.35%.

United States Portfolio Data

The portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot for our domestic assets. We include acquired properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. For comparative purposes, we separate the information below related to community/lifestyle centers, the properties acquired from the Mills Corporation in 2007, or the Mills, from our other U.S. operations. We also do not include any properties located outside of the United States. The following table sets forth these key operating statistics for:

- properties that are consolidated in our consolidated financial statements,
- properties we account for under the equity method of accounting as joint ventures, and
- the foregoing two categories of properties on a total portfolio basis.

	2010	%/Basis Points Change [1]	2009	%/Basis Points Change [1]	2008
U.S. Regional Malls and Premium Outlets [2]:					
Occupancy					
Consolidated	**94.8%**	**+80 bps**	94.0%	–50 bps	94.5%
Unconsolidated	**92.4%**	**+100 bps**	91.4%	–50 bps	91.9%
Total Portfolio	**94.2%**	**+80 bps**	93.4%	–40 bps	93.8%
Average Base Rent per Square Foot					
Consolidated	**$ 37.39**	**1.4%**	$ 36.88	5.8%	$ 34.86
Unconsolidated	**$ 43.44**	**0.6%**	$ 43.19	2.8%	$ 42.03
Total Portfolio	**$ 38.87**	**1.0%**	$ 38.47	4.9%	$ 36.69
Comparable Sales per Square Foot					
Consolidated	**$ 483**	**9.3%**	$ 442	(5.6%)	$ 468
Unconsolidated	**$ 530**	**9.7%**	$ 483	(7.6%	$ 523
Total Portfolio	**$ 494**	**9.3%**	$ 452	(5.8%)	$ 480
The Mills®:					
Occupancy	**93.7%**	**–20 bps**	93.9%	–60 bps	94.5%
Average Base Rent per Square Foot	**$ 19.86**	**1.2%**	$ 19.62	0.6%	$ 19.51
Comparable Sales per Square Foot	**$ 391**	**6.0%**	$ 369	(0.8%)	$ 372
Mills Regional Malls:					
Occupancy	**90.4%**	**+110 bps**	89.3%	190 bps	87.4%
Average Base Rent per Square Foot	**$ 34.97**	**(1.2%)**	$ 35.41	(4.3%)	$ 36.99
Comparable Sales per Square Foot	**$ 408**	**7.4%**	$ 380	(9.1%)	$ 418
Community/Lifestyle Centers:					
Occupancy	**91.6%**	**+90 bps**	90.7%	—	90.7%
Average Base Rent per Square Foot	**$ 13.38**	**(0.5%)**	$ 13.45	1.8%	$ 13.25

(1) Percentages may not recalculate due to rounding. Percentage and basis point changes are representative of the change from the comparable prior period.

(2) For comparative purposes, U.S. Regional Malls and Premium Outlets statistical data do not include the 21 Prime properties. As of December 31, 2010, Occupancy of these 21 acquired properties was 95.4%, Average Base Rent per Square Foot was $24.75, and Sales per Square Foot were $423.

Occupancy Levels and Average Base Rent per Square Foot. Occupancy and average base rent are based on gross leasable area, or GLA, owned by us in the regional malls, all tenants at the Premium Outlets, all tenants in the Mills portfolio, and all tenants at community/lifestyle centers.

Comparable Sales per Square Foot. Comparable sales include total reported retail tenant sales at owned GLA (for mall and freestanding stores with less than 10,000 square feet) in the regional malls and all reporting tenants at the Premium Outlets and the Mills. Retail sales at owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

International Property Data

The following are selected key operating statistics for certain of our international properties.

	2010	% Change	2009	% Change	2008
European Shopping Centers					
Occupancy	**97.2%**		95.9%		98.4%
Comparable Sales per Square Foot	**€ 388**	(3.0)%	€ 400	(2.7)%	€ 411
Average Rent per Square Foot	**€ 26.27**	(16.4)%	€ 31.41	4.3%	€ 30.11
International Premium Outlets [1]					
Occupancy	**99.8%**		99.6%		99.9%
Comparable Sales per Square Foot	**¥ 89,139**	(5.6)%	¥ 94,468	2.7%	¥92,000
Average Rent per Square Foot	**¥ 4,766**	1.1%	¥ 4,714	0.6%	¥ 4,685

(1) Does not include one center in Mexico (Premium Outlets Punta Norte) and one center in Korea (Yeoju Premium Outlets).

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue, and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

- We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed its sales threshold.
- We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide

to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments including investments in unconsolidated entities if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments below carrying value is other-than-temporary.

- To maintain our status as a REIT, we must distribute at least 90% of our taxable income in any given year and meet certain asset and income tests. We monitor our business and transactions that may potentially impact our REIT status. In the unlikely event that we fail to maintain our REIT status, and available relief provisions do not apply, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.
- We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.
- A variety of costs are incurred in the development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon opening.

RESULTS OF OPERATIONS

In addition to the activity discussed above in "Results Overview", the following acquisitions, dispositions, and property openings affected our consolidated results from continuing operations in the comparative periods:

- During 2010, we disposed of one regional mall, one community center, and one other retail property.
- On August 30, 2010, we completed our previously announced transaction to acquire 21 outlet centers from Prime, including a center located in Puerto Rico, which was acquired on May 13, 2010.
- On August 1, 2010, we acquired a controlling interest in a regional mall.
- During 2009, we disposed of one regional mall and three community centers.
- On August 6, 2009, we opened Cincinnati Premium Outlets, a 400,000 square foot outlet center located in Warren County, Ohio, north of Cincinnati.
- On April 23, 2009, we opened The Promenade at Camarillo Premium Outlets, a 220,000 square foot expansion located in Ventura County, north of Los Angeles.
- On November 13, 2008, we opened Jersey Shore Premium Outlets, a 435,000 square foot outlet center with 120 designer and name-brand outlet stores located in Tinton Falls, New Jersey.
- On November 6, 2008, we opened the second phase of Orlando Premium Outlets, a 114,000 square foot expansion that is 100% leased and adds 40 new merchants, located in Orlando, Florida.
- On May 1, 2008, we opened Pier Park, a 900,000 square foot, open-air retail center located in Panama City, Florida.
- On March 27, 2008, we opened Houston Premium Outlets, a 427,000 square foot outlet center located approximately 30 miles west of Houston in Cypress, Texas.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to the activities discussed above and in "Results Overview", the following acquisitions, dispositions, and property openings affected our income from unconsolidated entities in the comparative periods:

- During 2010, we disposed of one other retail property.
- On July 15, 2010, we and our partner in Simon Ivanhoe, Ivanhoe Cambridge, sold our collective interests in Simon Ivanhoe which owned seven shopping centers located in France and Poland to Unibail-Rodamco.
- On May 28, 2010, we acquired an additional interest of approximately 19% in Houston Galleria, located in Houston, Texas thereby increasing our interest from 31.5% to 50.4%.
- On April 29, 2010, Gallerie Commerciali Italia, or GCI, one of our European joint ventures in which we hold a 49% ownership interest, sold its 40% interest in Porta di Roma for €71 million.
- On March 25, 2010, GCI opened Catania, a 642,000 square foot shopping center in Sicily, Italy.
- On March 2, 2010, GCI opened Argine, a 300,000 square foot shopping center in Naples, Italy.
- During 2009, we recognized a loss on our joint venture interests in our shopping centers in China. We sold our interests to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million.
- On July 9, 2009, Chelsea Japan Company, Ltd., or Chelsea Japan, the joint venture which operates the Japanese Premium Outlets in which we have a 40% ownership interest, opened Ami Premium Outlets located in Ami, Japan.
- On December 30, 2008, Cincinnati Mills, one of the properties we acquired in the Mills acquisition, was sold. We held a 50% interest the shopping center.
- On October 16, 2008, Chelsea Japan, opened Sendai-Izumi Premium Outlets located in Izumi Park Town, Japan. We hold a 40% ownership interest in Chelsea Japan.
- On August 25, 2008, GCI opened Monza, a 211,600 square foot shopping center in Monza, Italy.
- On June 5, 2008, we opened Changshu In City Plaza, a 487,000 square foot retail center located in Changshu, China. We held a 32.5% ownership interest in this center which was sold as part of the disposition of our interests in China.
- On May 2, 2008, we opened Hamilton Town Center, a 950,000 square foot open-air retail center in Noblesville, Indiana. We hold a 50% ownership interest in this center.

For the purposes of the following comparisons between the years ended December 31, 2010 and 2009 and the years ended December 31, 2009 and 2008, the above transactions are referred to as the property transactions. In the following discussions of our results of operations, "comparable" refers to properties open and operating throughout both the current and prior year.

During 2010, we disposed of three consolidated properties that had an aggregate carrying value net of any related debt obligations of $0.1 million for aggregate sales proceeds of $5.8 million, resulting in a net gain of $5.7 million. The gain on disposition of these properties recognized in the consolidated statements of operations and the operating results of the properties that we sold or disposed of during 2010 were not significant to our consolidated results of operations. The following lists those consolidated properties we disposed of and the date of disposition:

Property	Date of Disposition
Crossroads Mall	March 4, 2010
Brightwood Plaza	March 30, 2010
Palm Beach Mall	March 31, 2010

During 2009, we disposed of four consolidated properties that had an aggregate net book value of $13.7 million for aggregate sales proceeds of $3.9 million, resulting in a net loss of $9.8 million. The loss on disposition of these assets recognized in the consolidated statements of operations and the operating results of the properties that we sold or disposed of during 2009 were not significant to our consolidated results of operations. The following lists those consolidated properties we disposed of and the date of disposition

Property	Date of Disposition
Raleigh Springs Mall	October 15, 2009
Eastland Plaza	October 30, 2009
Knoxville Commons	November 2, 2009
Park Plaza	November 2, 2009

In 2008 we had no consolidated property dispositions.

Year Ended December 31, 2010 vs. Year Ended December 31, 2009

Minimum rents increased $112.7 million during the 2010 period, due to a $80.9 million increase attributable to the property transactions and an increase in comparable rents of $31.8 million, or 1.4%. The increase in comparable minimum rents was primarily attributable to a $33.8 million increase in base minimum rents and a $6.5 million increase in comparable rents from carts, kiosks, and other temporary tenants, partially offset by a $4.8 million decline in the fair market value of in-place lease amortization and a $3.7 million decrease in straight-line rents. Overage rents increased $25.7 million, or 30.3%, as a result of an increase in tenant sales for the period as compared to the prior year.

Tenant reimbursements increased $21.6 million, due to a $24.5 million increase attributable to the property transactions, offset by a $2.9 million, or 0.3%, decrease in the comparable properties as a result of a decrease in expenditures allocable to tenants paying common area maintenance on a proportionate basis.

Total other income increased $25.3 million, principally as a result of the result of the following:

- an increase in lease settlement income of $33.6 million due to a higher number of terminated leases in the period,
- an increase in interest income of $10.1 million due to an increase in our available cash on deposit,
- offset by a $12.4 million decrease in land sale activity, and
- a $6.0 million decrease in net other activity.

Property operating expenses decreased $11.4 million, or 2.69%, primarily related to lower costs resulting from our cost control and cost reduction initiatives and generally lower cost of utilities. An increase in property operating expenses in the fourth quarter related to the Prime properties was offset by more favorable claims experience by our captive insurance subsidiaries.

Depreciation and amortization expense decreased $14.8 million due to the impact of the acceleration of depreciation in 2009 for certain properties scheduled for redevelopment, offset by an increase in 2010 of $52.7 million related to the acquisition of the Prime properties and an increase related to openings and expansion activity.

The provision for credit losses decreased $19.5 million due to a reduction in the number of tenants in default and a decrease in the number of tenants in bankruptcy proceedings compared to the same period in 2009. We also had strong collections of receivables which we had previously established reserves for due to uncertainty of payment.

During 2010, we incurred $69.0 million in transaction expenses related to acquisitions, potential acquisitions, and the settlement of a transaction related dispute.

Interest expense increased $35.0 million primarily related to the Operating Partnership's offerings of new series of unsecured notes totaling $3.2 billion in 2010 and $1.8 billion during 2009 and the result of new or refinanced debt at several properties including debt associated with the Prime acquisition, offset by the purchase of unsecured notes in the January and August 2010 tender offers and mortgage loans which we repaid during the 2010 period.

During 2010, we incurred a loss on extinguishment of debt of $350.7 million related to the two unsecured note tender offers.

Income tax expense (benefit) of taxable REIT subsidiaries increased $7.0 million due to the recognition of a $5.8 million tax benefit in 2009 related to the adjustment of the carrying value of our investment in an unconsolidated non-retail real estate entity.

Income from unconsolidated entities increased $35.7 million primarily due to favorable results of operations over the prior period, the sale of a non-retail building in 2010, a property opening and expansion in Japan, a decrease in the provision for credit losses and interest savings, partially offset by the negative impact to operations of the flood at Opry Mills.

In 2010, we recognized an $8.2 million impairment charge from an investment in an unconsolidated entity representing the impact of an impairment recorded on an investment property in Italy.

In 2010, we recorded a gain upon acquisition of a controlling interest and on the sale of interests in unconsolidated entities of $321.0 million primarily due to our share of the gain on the sale of our interest in Simon Ivanhoe, the gain on the acquisition of a controlling interest in a regional mall previously accounted for under the equity method and the gain on sale of Porta di Roma by GCI.

Net income attributable to noncontrolling interests increased $58.6 million primarily due to an increase in the income of the Operating Partnership.

Preferred dividends decreased $19.7 million as a result of the conversion and redemption of the remaining Series I preferred stock in the second quarter of 2010.

Year Ended December 31, 2009 vs. Year Ended December 31, 2008

Minimum rents increased $24.9 million in 2009, of which the property transactions accounted for $27.3 million of the increase, offset by a decrease in comparable minimum rents of $2.4 million, or 0.1%. The decrease in comparable minimum rents was primarily attributable to a $15.4 million decline in the fair market value of in-place lease amortization and a $12.6 million decrease in straight-line rents, offset by an increase in minimum rents of $22.8 million and an increase in comparable rents from carts, kiosks, and other temporary tenants of $2.8 million. Overage rents decreased $15.3 million or 15.3%, as a result of a reduction in tenant sales for the period as compared to the prior year.

Tenant reimbursements decreased $3.7 million, due to a $14.8 million, or 1.4%, decrease in the comparable properties as a result of a decrease in expenditures allocable to tenants paying common area maintenance on a proportionate basis, offset by an $11.1 million increase attributable to the property transactions.

Management fees and other revenues decreased $8.4 million principally as a result of decreased earned premiums of our wholly-owned captive insurance entities and lower fee revenue due to the reduction in development, leasing and joint venture property refinancing activity.

Total other income decreased $5.4 million, and was principally the result of the following:

- a $15.4 million decrease in interest income primarily due to lower reinvestment rates and the lower rate applicable to our variable rate loan facility with SPG-FCM Ventures, LLC, or SPG-FCM, and
- a $2.3 million decrease in net other activity, partially offset by
- a $6.5 million increase in land sale activity primarily related to a land sale in the fourth quarter of 2009, and
- a $5.8 million increase in lease settlement income.

Property operating expenses decreased $30.2 million, or 6.6%, primarily related to lower utility costs resulting from our cost control and cost reduction initiatives.

Depreciation and amortization expense increased $28.1 million due to the impact of prior year openings and expansion activity and acceleration of depreciation for certain properties scheduled for redevelopment.

Repairs and maintenance decreased $16.1 million due to our cost savings efforts.

Home and regional office expense decreased $34.8 million primarily due to decreased personnel costs attributable to our cost control initiatives and lower incentive compensation levels.

During 2009, we recognized a non-cash charge of $140.5 million representing an other-than-temporary impairment in the fair value below the carrying value of our minority investment in Liberty. We recorded the charge to earnings due to the significance and duration of the decline in the total share price, including currency revaluations. In addition, we recorded impairment charges in 2009 of $56.9 million related to one regional mall, certain parcels of land and certain predevelopment costs related to projects no longer being pursued. In 2008, we recognized an impairment of $16.5 million primarily representing the write-down of a mall property to its estimated net realizable value and the write-off of predevelopment costs for various development opportunities which we no longer plan to pursue.

During 2009, we recorded $5.7 million in transaction expenses related to costs associated with acquisition related activities. In accordance with the required adoption of a new accounting pronouncement effective January 1, 2009, all transaction costs are expensed as incurred and are no longer capitalized as a component of acquisition cost as prior accounting guidance permitted.

Interest expense increased $44.9 million primarily related to the Operating Partnership's issuance of $500 million of senior unsecured notes on August 11, 2009, $600 million senior unsecured notes on May 15, 2009 and $650 million senior unsecured notes on March 25, 2009, offset by decreased interest expense on our Credit Facility due to the payoff of the U.S. tranche and other property debt refinancings.

The 2008 period included a loss on extinguishment of debt of $20.3 million in the second quarter of 2008 related to the redemption of $200 million in remarketable debt securities. We extinguished the debt because the remarketing reset base rate was above the rate for 30-year U.S. Treasury securities at the date of redemption.

Income tax expense of taxable REIT subsidiaries decreased $8.8 million due to the recognition of a $5.8 million tax benefit in 2009 related to the adjustment of the carrying value of our investment in an unconsolidated non-retail real estate entity.

Income from unconsolidated entities increased $8.0 million as a result of our 2008 joint venture openings and expansion activity, interest rate savings from favorable interest rates and debt refinancings, and additional depreciation provisions related to the finalization of purchase accounting on asset basis step-ups in the 2008 period associated with the acquisition of Mills, offset by the gain recognized in 2008 from our disposition of an investment holding of non-retail real estate adjacent to one of our regional mall operating properties.

In 2009, we recognized a $42.7 million impairment charge representing our share of impairment charges recorded by unconsolidated entities and also impairment charges on our investment in certain unconsolidated entities for which we deemed the declines in value below our carrying amount other-than-temporary.

The loss on sale of assets and interests in unconsolidated entities of $30.1 million in 2009 was the result of the sale of one regional mall, three community centers, and our 32.5% joint venture interests in our shopping centers operating or under development in China.

Net income attributable to noncontrolling interests decreased $58.0 million primarily due to a decrease in the income of the Operating Partnership.

Preferred dividends decreased $14.8 million as a result of the conversion of 6.4 million Series I preferred shares into common shares during 2008.

LIQUIDITY AND CAPITAL RESOURCES

Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be at or below 15-25% of total outstanding indebtedness by negotiating interest rates for each financing or refinancing based on current market conditions. Floating rate debt currently comprises approximately 11.6% of our total consolidated debt at December 31, 2010. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $2.0 billion during 2010. In addition, our Credit Facility provides an alternative source of liquidity as our cash needs vary from time to time.

Our balance of cash and cash equivalents decreased $3.2 billion during 2010 to $0.8 billion as of December 31, 2010. December 31, 2010 and 2009 balances include $55.3 million and $38.1 million, respectively, related to our co-branded gift card programs, which we do not consider available for general working capital purposes.

On December 31, 2010, we had available borrowing capacity of approximately $3.0 billion under the Credit Facility, net of outstanding borrowings of $858.6 million and letters of credit of $33.3 million. For the year ended December 31, 2010, the maximum amount outstanding under the Credit Facility was $862.2 million and the weighted average amount outstanding was approximately $580.4 million. The weighted average interest rate was 2.20% for the year ended December 31, 2010.

We and the Operating Partnership have historically had access to public equity and long term unsecured debt markets and access to private equity from institutional investors at the property level.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our business model requires us to regularly access the debt and equity capital markets to raise funds for acquisition and development activity, redevelopment capital, and to refinance maturing debt. We believe we have sufficient cash on hand and availability under our Credit Facility to address our debt maturities and capital needs through 2011.

As discussed further in "Financing and Debt" below, we conducted two cash tender offers for several outstanding series of unsecured notes during 2010. On January 12, 2010, we commenced a tender offer to purchase ten outstanding series of notes. We subsequently purchased $2.3 billion of notes on January 26, 2010. The purchase of the notes was primarily funded with proceeds from the sale of $2.25 billion of senior unsecured notes issued on January 25, 2010. Additionally, on August 9, 2010, we commenced a tender offer to purchase three outstanding series of notes. We subsequently purchased $1.33 billion of tendered notes on August 17, 2010. The purchase of the notes was primarily funded with proceeds from the sale of $900.0 million of senior unsecured notes issued on August 16, 2010. As a result of the tenders, we extended the weighted average duration of our senior unsecured notes portfolio from 6.8 years to 7.5 years and slightly decreased the weighted average interest rate.

Loans to SPG-FCM

As part of the Mills acquisition in 2007, the Operating Partnership made loans to SPG-FCM and the Mills which were used by SPG-FCM and Mills to repay loans and other obligations of Mills. As of December 31, 2010 and 2009, the outstanding balance of our remaining loan to SPG-FCM was $651.0 million and $632.0 million, respectively. During 2010, 2009 and 2008, we recorded approximately $9.9 million, $9.3 million and $15.3 million in interest income (net of inter-entity eliminations) related to this loan, respectively. We also recorded fee income, including fee income amortization related to up-front fees on those loans during 2010, 2009 and 2008 of approximately $0.9 million, $3.7 million and $3.1 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM. The loan bears interest at a rate of LIBOR plus 275 basis points and matures on June 8, 2011, and can be extended for one year.

In conjunction with the Mills acquisition, we acquired a majority interest in two properties in which we previously held a 50% ownership interest (Town Center at Cobb and Gwinnett Place) and as a result we have consolidated these two properties at the date of acquisition.

In addition to the loans provided to SPG-FCM, we also provide management services to substantially all of the properties in which SPG-FCM holds an interest.

Cash Flows

Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $2.0 billion during 2010. In addition, we had net repayments from our debt financing and repayment activities in 2010 of $2.4 billion and an additional $350.7 million primarily related to premiums paid to par as a result of the cash tender offers for senior notes of the Operating Partnership. These activities are further discussed below in "Financing and Debt". Also during 2010, we:

- paid stockholder dividends and unitholder distributions of $910.5 million,
- paid preferred stock dividends and preferred unit distributions totaling $8.9 million,
- funded consolidated capital expenditures of $256.3 million (includes development and other costs of $38.7 million, renovation and expansion costs of $96.1 million, and tenant costs and other operational capital expenditures of $121.5 million),
- funded investments in unconsolidated entities of $193.9 million,
- redeemed the remaining outstanding shares of Series I preferred stock for $11.0 million,
- invested in six mortgage and mezzanine loans secured by real estate with an aggregate carrying value of $395.9 million at December 31, 2010, and
- acquired 21 outlet centers from Prime as further discussed in "Acquisitions and Dispositions" below.

In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

- excess cash generated from operating performance and working capital reserves,
- borrowings on our Credit Facility,
- additional secured or unsecured debt financing, or
- additional equity raised in the public or private markets.

We expect to generate positive cash flow from operations in 2011, and we consider these projected cash flows in our sources and uses of cash. These cash flows are principally derived from retail tenants, many of whom have been and continue to be under some degree of economic stress. A significant deterioration in projected cash flows from operations could cause us to increase our reliance on available funds from our Credit Facility, curtail planned capital expenditures, or seek other additional sources of financing as discussed above.

Financing and Debt

Unsecured Debt

Our unsecured debt at December 31, 2010 consisted of approximately $10.0 billion of senior unsecured notes of the Operating Partnership and $858.6 million outstanding under our Credit Facility. The Credit Facility has a borrowing capacity of $3.9 billion and contains an accordion feature allowing the maximum borrowing capacity to expand to $4.0 billion. The Credit Facility matures on March 31, 2013. The base interest on the Credit Facility is LIBOR plus 210 basis points and includes a facility fee of 40 basis points. The Credit Facility also includes a money market competitive bid feature, which allows participating lenders to bid on amounts outstanding at then current market rates of interest for up to 50% of amounts available under the facility. As of December 31, 2010, we are in compliance with all of the covenants of our unsecured debt.

During the year ended December 31, 2010, our borrowings under the Credit Facility increased primarily as a result of the Prime acquisition partially offset by the repayment of €167.4 million (approximately $215 million) principal balance on the Euro-denominated tranche of our Credit Facility on July 23, 2010. The total outstanding balance of the Credit Facility as of December 31, 2010 was $858.6 million, and the maximum outstanding balance during the year ended December 31, 2010 was $862.2 million. During the year ended December 31, 2010, the weighted average outstanding balance on the Credit Facility was approximately $580.4 million. The outstanding balance as of December 31, 2010 includes $273.6 million (U.S. dollar equivalent) of Yen-denominated borrowings.

On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from January 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted average coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. The weighted average duration of the notes offering was 14.4 years and the weighted average coupon was 5.69%. We recorded a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

On March 18, 2010, the Operating Partnership repaid a $300.0 million senior unsecured note which had a fixed rate of 4.875%.

On June 15, 2010, the Operating Partnership repaid a $400.0 million senior unsecured note which had a fixed rate of 4.60%.

On August 9, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of three outstanding series with maturity dates ranging from May 2013 to August 2014. The total principal amount of the notes accepted for purchase on August 17, 2010 was approximately $1.33 billion, with a weighted average duration of 3.5 years and a weighted average coupon of 6.06%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $900.0 million of 4.375% senior unsecured notes that closed on August 16, 2010. The senior notes are due on March 1, 2021. We recorded a $185.1 million charge to earnings in the third quarter of 2010 as a result of the tender offer.

On August 16, 2010, the Operating Partnership repaid a $400.0 million senior unsecured note which had a fixed rate of 4.875%.

Secured Debt

Total secured indebtedness was $6.6 billion at December 31, 2010 and 2009. During the year ended December 31, 2010, we unencumbered five properties by repaying $1.1 billion in mortgage loans with a weighted average interest rate of 4.35%.

On May 13, 2010, we acquired a property located in Barceloneta, Puerto Rico from Prime subject to an existing $75.2 million mortgage loan. The loan matures on May 1, 2014 and bears interest at LIBOR plus 225 basis points with a LIBOR floor of 1.50%.

On August 30, 2010, we completed our acquisition of Prime and assumed existing mortgage loans of approximately $1.2 billion which bear interest at fixed rates ranging from 5.51% and 6.01% and mature at various dates throughout 2016.

Summary of Financing

Our consolidated debt, adjusted to reflect outstanding derivative instruments, and the effective weighted average interest rates as of December 31, 2010, and 2009, consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2010	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2009	Effective Weighted Average Interest Rate
Fixed Rate	**$ 15,471,545**	**6.05%**	$16,814,240	6.10%
Variable Rate	**2,002,215**	**1.93%**	1,816,062	1.19%
	$ 17,473,760	**5.58%**	$18,630,302	5.62%

As of December 31, 2010, we had $692.5 million of notional amount fixed rate swap agreements that have a weighted average fixed pay rate of 2.79% and a weighted average variable receive rate of 0.51%. As of December 31, 2010, the net effect of these agreements effectively converted $692.5 million of variable rate debt to fixed rate debt.

Contractual Obligations and Off-balance Sheet Arrangements: In regards to long-term debt arrangements, the following table summarizes the material aspects of these future obligations on our consolidated indebtedness as of December 31, 2010, and subsequent years thereafter (dollars in thousands) assuming the obligations remain outstanding through initial maturities:

	2011	2012 to 2013	2014 to 2016	After 2016	Total
Long Term Debt [1]	$ 895,575	$ 4,129,255	$ 6,575,971	$ 5,867,931	$ 17,468,732
Interest Payments [2]	946,503	1,671,292	1,775,136	1,726,473	6,119,404
Consolidated Capital Expenditure Commitments	24,361	62,429	—	—	86,790
Consolidated Ground Lease Commitments [3]	25,717	52,187	80,481	913,332	1,071,717

(1) Represents principal maturities only and therefore, excludes net premiums of $5,028.

(2) Variable rate interest payments are estimated based on the LIBOR rate at December 31, 2010.

(3) Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

Our off-balance sheet arrangements consist primarily of our investments in joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Our joint ventures typically fund their cash needs through secured debt financings obtained by and in the name of the joint venture entity. The joint venture debt is secured by a first mortgage, is without recourse to the joint venture partners, and does not represent a liability of the partners, except to the extent the partners or their affiliates expressly guarantee the joint venture debt. As of December 31, 2010, the Operating Partnership had guaranteed $60.7 million of the total joint venture related mortgage or other indebtedness of $6.6 billion then outstanding. We may elect to fund cash needs of a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans, although such fundings are not required contractually or otherwise.

Preferred Stock Activity

As of the end of the first quarter of 2010 and through April 14, 2010, holders of our Series I 6% Convertible Perpetual Preferred Stock, or Series I preferred stock, and holders of the Operating Partnership's 6% Series I Convertible Perpetual Preferred Units, or Series I preferred units, could elect to convert their Series I preferred stock into shares of our common stock or Series I preferred units into units of limited partnership interest of the Operating Partnership, or units, or Series I preferred stock. The optional conversion election resulted from the closing sale price of our common stock exceeding the applicable trigger price per share for a period of 20 trading days in the last 30 trading days of the prior quarter. Each share of Series I preferred stock and Series I preferred unit was convertible into common stock or units at a conversion ratio of .847495.

On March 17, 2010, we announced that we would redeem all of the outstanding shares of our Series I preferred stock and the Operating Partnership's Series I preferred units on April 16, 2010. The redemption price was equal to the liquidation value per share plus accumulated and unpaid dividends through the redemption date or $50.4917 per share or unit.

Through the redemption date of April 16, 2010, holders of Series I preferred stock converted 7,871,276 shares of Series I preferred stock into 6,670,589 shares of our common stock and holders of Series I preferred units converted 1,017,480 Series I preferred units into 862,292 units of the Operating Partnership at a conversion ratio of .847495. We redeemed the remaining 219,879 shares of Series I preferred stock for $50.4917 per share for an aggregate cash redemption payment of $11.1 million including accrued dividends.

Acquisitions and Dispositions

Buy-sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. Our partners in our joint venture properties may initiate these provisions (subject to any applicable lock up or similar restrictions). If we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchase without hindering our cash flows, then we may initiate these provisions or elect to buy. If we decide to sell any of our joint venture interests, we expect to use the net proceeds to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

Acquisitions. During 2010, we acquired a controlling interest in a regional mall which resulted in a remeasurement of our previously held equity interest to fair value and corresponding gain of approximately $13.0 million. This gain is included in gain (loss) upon acquisition of controlling interest and on sale or disposal of assets and interests in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income.

On May 28, 2010, we acquired an additional interest of approximately 19% in Houston Galleria, located in Houston, Texas thereby increasing our interest from 31.5% to 50.4%.

On August 30, 2010, we completed our previously announced transaction to acquire 21 outlet centers from Prime, including a center located in Puerto Rico, which was acquired on May 13, 2010. The transaction was valued at approximately $2.3 billion, including the assumption of existing mortgage indebtedness of $1.2 billion and the repayment of $310.7 million of preexisting mortgage loans at closing. We paid consideration comprised of 80% cash and 20% in units of the Operating Partnership. We issued approximately 1.7 million units with an issuance date fair value of approximately $154.5 million. We funded the cash portion of this acquisition through draws on our Credit Facility.

Dispositions. We continue to pursue the disposition of properties that no longer meet our strategic criteria or that are not the primary retail venue within their trade area. During 2010, we disposed of one regional mall, one community center, two other retail properties, and our interest in eight international joint venture properties for an aggregate net gain of $308.1 million.

Development Activity

New Domestic Developments. During 2010, we began construction on Merrimack Premium Outlets located in Merrimack, New Hampshire. This new center, which will be wholly owned by us, is expected to open in the first half of 2012. The estimated cost of this project is $138 million, and the carrying amount of the construction in progress as of December 31, 2010 was $37.6 million. Other than this project, our share of other 2010 new developments was not significant.

Domestic Expansions and Renovations. In addition to new development, we incur costs related to construction for significant renovation and expansion projects at our properties. In 2011 we expect to reinstitute our redevelopment and expansion initiatives which were previously reduced given the downturn in the economy. We expect our share of development costs for 2011 related to renovation or expansion initiatives to be approximately $350 million. We expect to fund these capital projects with cash flows from operations.

Capital Expenditures on Consolidated Properties.

The following table summarizes total capital expenditures on consolidated properties on a cash basis:

	2010	2009	2008
New Developments and Other	**$ 39**	$ 160	$ 327
Renovations and Expansions	**96**	159	432
Tenant Allowances	**103**	43	72
Operational Capital Expenditures	**18**	14	43
Total	**$ 256**	$ 376	$ 874

International Development Activity. We typically reinvest net cash flow from our international investments to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded our European investments with Euro-denominated borrowings that act as a natural hedge against local currency fluctuations. This has also been the case with our Premium Outlets in Japan and South Korea where we use Yen and Won denominated financing, respectively. Currently, our consolidated net income exposure to changes in the volatility of the Euro, Yen, Won, Peso and other foreign currencies is not material. We expect our share of international development costs for 2011 will be approximately $90 million, primarily funded through reinvested joint venture cash flow and construction loans.

In March 2010, two European developments opened, adding approximately 942,000 square feet of GLA for a total net cost of approximately €221 million, of which our share was approximately €53 million, or $64.8 million based on applicable Euro: USD exchange rates. Although we sold our joint venture interest in Simon Ivanhoe, we and Ivanhoe Cambridge have the right to participate with Unibail-Rodamco in the potential development of up to five new retail projects in the Simon Ivanhoe pipeline, subject to customary approval rights. We will own a 25% interest in any of these projects in which we agree to participate.

On July 14, 2010 Toki Premium Outlets Phase III, a 62,000 square foot expansion to the Toki Premium Outlet located in Toki, Japan, opened to the public. Currently Tosu Premium Outlets Phase III, a 52,000 square foot expansion to the Tosu Premium Outlet located in Fukuoka, Japan, is under construction. The combined projected net cost of these projects is JPY 5.3 billion, of which our share is approximately JPY 2.1 billion, or $25.8 million based on applicable Yen: USD exchange rates.

Paju Premium Outlets, a 328,000 square foot center located in Seoul, South Korea, is under construction. The projected net cost of this project is KRW 121.2 billion, of which our share is approximately KRW 60.6 billion, or $53.6 million based on applicable KRW: USD exchange rates.

We have a 50% joint venture investment in Malaysia. Currently, Johor Premium Outlets, a 173,000 square foot center located in Johor, Malaysia is under construction. The projected net cost of this project is MYR 153 million, of which our share is approximately MYR 77 million, or $24.9 million based on applicable MYR: USD exchange rates.

Market Risk

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to consolidated net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

Our future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily LIBOR. LIBOR was at historically low levels during 2010. Based upon consolidated indebtedness and interest rates at December 31, 2010, a 50 basis point increase in the market rates of interest would decrease future earnings and cash flows by approximately $10.0 million, and would decrease the fair value of debt by approximately $374.7 million.

Dividends and Stock Repurchase Program

Dividends during 2010 aggregated $2.60 per share and were paid entirely in cash. Dividends during 2009 aggregated $2.70 per share and were paid in a combination of cash and shares of our common stock, subject to stockholder election. We must pay a minimum amount of dividends to maintain our status as a REIT. Our dividends typically exceed our consolidated net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Our future dividends and future distributions of the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

Forward-Looking Statements

Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to: the impact of a prolonged recession, our ability to meet debt service requirements, the availability and terms of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, the ability to hedge interest rate risk, risks associated with the acquisition, development and expansion of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, competitive market forces, risks related to international activities, insurance costs and coverage, terrorist activities, and maintenance of our status as a real estate investment trust. We discuss these and other risks and uncertainties under the heading "Risk Factors" in our most recent Annual Report on Form 10-K. We may update that discussion in subsequent Quarterly Reports on Form 10-Q, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Non-GAAP Financial Measure — Funds from Operations

Industry practice is to evaluate real estate properties in part based on funds from operations, or FFO. We consider FFO to be a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States, or GAAP. We believe that FFO is helpful to investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. We also use this measure internally to measure the operating performance of our portfolio.

We determine FFO based on the definition set forth by the National Association of Real Estate Investment Trusts, or NAREIT, as consolidated net income computed in accordance with GAAP:

- excluding real estate related depreciation and amortization,
- excluding gains and losses from extraordinary items and cumulative effects of accounting changes,
- excluding gains and losses from the sales of previously depreciated retail operating properties,
- plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and
- all determined on a consistent basis in accordance with GAAP.

We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting changes, or a gain or loss resulting from the sale of previously depreciated operating properties. We include in FFO gains and losses realized from the sale of land, outlot buildings, marketable and non-marketable securities, and investment holdings of non-retail real estate. However, you should understand that our computation of FFO might not be comparable to FFO reported by other REITs and that FFO:

- does not represent cash flow from operations as defined by GAAP,
- should not be considered as an alternative to consolidated net income determined in accordance with GAAP as a measure of operating performance, and
- is not an alternative to cash flows as a measure of liquidity.

The following schedule reconciles total FFO to consolidated net income and diluted net income per share to diluted FFO per share.

(in thousands)	For the Year Ended December 31, 2010	2009	2008
Funds from Operations	**$ 1,762,322**	$ 1,748,280	$ 1,852,331
Increase/(Decrease) in FFO from prior period	**0.8%**	(5.6)%	9.5%
Consolidated Net Income	**$ 753,514**	$ 387,262	$ 599,535
Adjustments to Arrive at FFO:			
Depreciation and amortization from consolidated properties and discontinued operations	**968,695**	983,487	954,494
Simon's share of depreciation and amortization from unconsolidated entities	**388,565**	399,509	376,670
(Gain) loss upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net	**(321,036)**	30,108	—
Net income attributable to noncontrolling interest holders in properties	**(10,640)**	(5,496)	(11,091)
Depreciation and amortization attributable to noncontrolling interest holders in properties	**(7,847)**	(8,396)	(8,559)
Preferred distributions and dividends	**(8,929)**	(38,194)	(58,718)
Funds from Operations	**$ 1,762,322**	$ 1,748,280	$ 1,852,331
FFO Allocable to Simon Property	**$ 1,465,728**	$ 1,440,554	$ 1,477,446
Diluted net income per share to diluted FFO per share reconciliation:			
Diluted net income per share	**$ 2.10**	$ 1.05	$ 1.87
Depreciation and amortization from consolidated properties and beneficial interests, and our share of depreciation and amortization from unconsolidated affiliates, net of noncontrolling interest portion of depreciation and amortization	**3.86**	4.22	4.69
(Gain) loss upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net	**(0.92)**	0.09	—
Impact of additional dilutive securities for FFO per share	**(0.03)**	(0.03)	(0.14)
Diluted FFO per share	**$ 5.01**	$ 5.33	$ 6.42
Basic weighted average shares outstanding	**291,076**	267,055	225,333
Adjustments for dilution calculation:			
Effect of stock options	**274**	316	551
Effect of contingently issuable shares from stock dividends	—	1,101	—
Impact of Series C cumulative preferred 7% convertible units	—	46	75
Impact of Series I preferred stock	**1,749**	6,354	10,773
Impact of Series I preferred units	**238**	1,228	1,531
Diluted weighted average shares outstanding	**293,337**	276,100	238,263
Weighted average limited partnership units outstanding	**58,900**	57,292	57,175
Diluted weighted average shares and units outstanding	**352,237**	333,392	295,438

During the twelve months ended December 31, 2010, FFO as disclosed above includes a $350.7 million loss on extinguishment of debt associated with two cash tender offers for outstanding senior unsecured notes of the Operating Partnership, reducing diluted FFO per share by $1.00 per share. Also included is our share of a non-cash impairment charge in an investment in an operating property in Italy of approximately $8.2 million, reducing FFO per share by $0.02. During the year ended December 31, 2010, we recorded transaction expenses of $69.0 million, reducing diluted FFO per share by $0.20.

During the twelve months ended December 31, 2009, we recorded $228.6 million in impairment charges, net of related tax benefit and noncontrolling interest share, reducing diluted FFO per share by $0.68.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on that assessment, we believe that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on their assessment of our internal control over financial reporting. Their report appears on page 29 of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2010 of Simon Property Group, Inc. and Subsidiaries, and our report dated February 25, 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2011

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share amounts)

	December 31, 2010	December 31, 2009
ASSETS:		
Investment properties, at cost	$ 27,508,735	$ 25,336,189
Less — accumulated depreciation	7,711,304	7,004,534
	19,797,431	18,331,655
Cash and cash equivalents	796,718	3,957,718
Tenant receivables and accrued revenue, net	426,736	402,729
Investment in unconsolidated entities, at equity	1,390,105	1,468,577
Deferred costs and other assets	1,795,439	1,155,587
Note receivable from related party	651,000	632,000
Total assets	$ 24,857,429	$ 25,948,266
LIABILITIES:		
Mortgages and other indebtedness	$ 17,473,760	$ 18,630,302
Accounts payable, accrued expenses, intangibles, and deferred revenues	993,738	987,530
Cash distributions and losses in partnerships and joint ventures, at equity	485,855	457,754
Other liabilities and accrued dividends	184,855	159,345
Total liabilities	19,138,208	20,234,931
Commitments and contingencies		
Limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests in properties	85,469	125,815
Series I 6% convertible perpetual preferred stock, 19,000,000 shares authorized, 0 and 8,091,155 issued and outstanding, respectively, at liquidation value	—	404,558
EQUITY:		
Stockholders' equity		
Capital stock (850,000,000 total shares authorized, $.0001 par value, 238,000,000 shares of excess common stock, 100,000,000 authorized shares of preferred stock):		
Series J 8 3/8% cumulative redeemable preferred stock, 1,000,000 shares authorized, 796,948 issued and outstanding, with a liquidation value of $39,847	45,375	45,704
Common stock, $.0001 par value, 511,990,000 shares authorized, 296,957,360 and 289,866,711 issued and outstanding, respectively	30	29
Class B common stock, $.0001 par value, 10,000 shares authorized, 8,000 issued and outstanding	—	—
Capital in excess of par value	8,059,852	7,547,959
Accumulated deficit	(3,114,571)	(2,955,671)
Accumulated other comprehensive income (loss)	6,530	(3,088)
Common stock held in treasury at cost, 4,003,451 and 4,126,440 shares, respectively	(166,436)	(176,796)
Total stockholders' equity	4,830,780	4,458,137
Noncontrolling interests	802,972	724,825
Total equity	5,633,752	5,182,962
Total liabilities and equity	$ 24,857,429	$ 25,948,266

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)

	For the Twelve Months Ended December 31,		
	2010	2009	2008
REVENUE:			
Minimum rent	**$ 2,429,519**	$ 2,316,838	$ 2,291,919
Overage rent	**110,621**	84,922	100,222
Tenant reimbursements	**1,083,780**	1,062,227	1,065,957
Management fees and other revenues	**121,207**	124,059	132,471
Other income	**212,503**	187,170	192,586
Total revenue	**3,957,630**	3,775,216	3,783,155
EXPENSES:			
Property operating	**414,264**	425,703	455,874
Depreciation and amortization	**982,820**	997,598	969,477
Real estate taxes	**345,960**	333,957	334,657
Repairs and maintenance	**102,425**	91,736	107,879
Advertising and promotion	**97,194**	93,565	96,783
Provision for credit losses	**3,130**	22,655	24,035
Home and regional office costs	**109,314**	110,048	144,865
General and administrative	**21,267**	18,124	20,987
Impairment charge	**—**	197,353	16,489
Transaction expenses	**68,972**	5,697	—
Other	**68,045**	72,088	69,061
Total operating expenses	**2,213,391**	2,368,524	2,240,107
OPERATING INCOME	**1,744,239**	1,406,692	1,543,048
Interest expense	**(1,027,091)**	(992,065)	(947,140)
Loss on extinguishment of debt	**(350,688)**	—	(20,330)
Income tax (expense) benefit of taxable REIT subsidiaries	**(1,734)**	5,220	(3,581)
Income from unconsolidated entities	**75,921**	40,220	32,246
Impairment charge from investments in unconsolidated entities	**(8,169)**	(42,697)	(4,683)
Gain (loss) upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net	**321,036**	(30,108)	—
Consolidated income from continuing operations	**753,514**	387,262	599,560
Discontinued operations	**—**	—	(25)
CONSOLIDATED NET INCOME	**753,514**	387,262	599,535
Net income attributable to noncontrolling interests	**136,476**	77,855	135,899
Preferred dividends	**6,614**	26,309	41,119
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	**$ 610,424**	$ 283,098	$ 422,517
BASIC EARNINGS PER COMMON SHARE:			
Net income attributable to common stockholders	**$ 2.10**	$ 1.06	$ 1.88
DILUTED EARNINGS PER COMMON SHARE:			
Net income attributable to common stockholders	**$ 2.10**	$ 1.05	$ 1.87
Consolidated Net Income	**$ 753,514**	$ 387,262	$ 599,535
Unrealized gain (loss) on interest rate hedge agreements	**28,045**	1,509	(50,973)
Net loss on derivative instruments reclassified from accumulated other comprehensive loss into interest expense	**(15,769)**	(14,754)	(3,205)
Currency translation adjustments	**(20,590)**	(8,244)	(6,953)
Changes in available-for-sale securities and other	**19,934**	224,694	(168,619)
Comprehensive income	**765,134**	590,467	369,785
Comprehensive income attributable to noncontrolling interests	**138,478**	119,082	89,302
Comprehensive income attributable to common stockholders	**$ 626,656**	$ 471,385	$ 280,483

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Twelve Months Ended December 31, 2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Consolidated Net Income	**$ 753,514**	$ 387,262	$ 599,535
Adjustments to reconcile consolidated net income to net cash provided by operating activities —			
Depreciation and amortization	**1,016,027**	1,009,490	956,827
Loss on debt extinguishment	**350,688**	—	—
Impairment charges	**8,169**	240,050	21,172
(Gain) loss upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net	**(321,036)**	30,108	—
Straight-line rent	**(24,487)**	(24,653)	(33,672)
Equity in income of unconsolidated entities	**(75,921)**	(40,220)	(32,246)
Distributions of income from unconsolidated entities	**109,050**	105,318	118,665
Changes in assets and liabilities —			
Tenant receivables and accrued revenue, net	**2,144**	37,465	(14,312)
Deferred costs and other assets	**(40,388)**	(28,089)	(21,295)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	**(22,550)**	3,789	41,213
Net cash provided by operating activities	**1,755,210**	1,720,520	1,635,887
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions	**(976,276)**	—	—
Funding of loans to related parties	**(29,500)**	(120,000)	(8,000)
Repayments on loans to related parties	**10,500**	8,700	35,300
Capital expenditures, net	**(256,312)**	(376,275)	(874,286)
Cash from acquisitions and cash impact from the consolidation of properties	**27,015**	—	—
Net proceeds from sale of assets and interest in unconsolidated entities	**301,425**	33,106	—
Investments in unconsolidated entities	**(193,925)**	(107,204)	(137,509)
Purchase of marketable and non-marketable securities	**(16,157)**	(132,984)	(355,994)
Sale of marketable securities	**26,175**	74,116	8,997
Purchase of loans held for investment	**(433,033)**	—	—
Repayments of loans held for investment	**37,574**	—	—
Distributions of capital from unconsolidated entities and other	**255,819**	201,550	309,217
Net cash used in investing activities	**(1,246,695)**	(418,991)	(1,022,275)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sales of common stock and other	**4,166**	1,642,228	11,106
Purchase of limited partner units	**—**	—	(16,009)
Preferred stock redemptions	**(10,994)**	(87,689)	(1,845)
Distributions to noncontrolling interest holders in properties	**(24,615)**	(30,706)	(28,251)
Contributions from noncontrolling interest holders in properties	**1,058**	2,795	4,005
Preferred distributions of the Operating Partnership	**(2,315)**	(11,885)	(17,599)
Preferred dividends and distributions to stockholders	**(763,881)**	(148,507)	(852,446)
Distributions to limited partners	**(153,247)**	(25,658)	(205,850)
Loss on debt extinguishment	**(350,688)**	—	—
Mortgage and other indebtedness proceeds, net of transaction costs	**3,858,815**	3,220,706	4,456,975
Mortgage and other indebtedness principal payments	**(6,227,814)**	(2,678,639)	(3,692,136)
Net cash (used in) provided by financing activities	**(3,669,515)**	1,882,645	(342,050)
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	**(3,161,000)**	3,184,174	271,562
CASH AND CASH EQUIVALENTS, beginning of year	**3,957,718**	773,544	501,982
CASH AND CASH EQUIVALENTS, end of year	**$ 796,718**	$ 3,957,718	$ 773,544

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars in thousands)

	Preferred Stock	Common Stock
BALANCE AT DECEMBER 31, 2007	**$ 46,361**	**$ 23**
Conversion of limited partner units (2,574,608 common shares, Note 10)		1
Conversion of Class C stock (4,000 shares)		
Issuance of common shares upon conversion of Class C shares (4,000 common shares)		
Stock options exercised (282,106 common shares)		
Series I preferred stock conversion to common stock (6,437,072 preferred shares to 5,151,776 common shares)		
Series I preferred unit conversion to limited partner units		
Series J preferred stock premium amortization	(329)	
Stock incentive program (276,872 common shares, net)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests		
Distributions to other noncontrolling interest partners		
Other comprehensive income (loss)		
Net income, excluding $17,599 attributable to preferred interests in the Operating Partnership		
BALANCE AT DECEMBER 31, 2008	**$ 46,032**	**$ 24**
Conversion of limited partner units (1,866,474 common shares, Note 10)		
Public offerings of common stock (40,250,000 common shares)		4
Stock options exercised (181,850 common shares)		
Series J preferred stock premium amortization	(328)	
Conversion of Series C preferred Units to limited partner units		
Issuance of limited partner units with the redemption of the Series C preferred units		
Issuance of limited partner units with the redemption of the Series D preferred units		
Stock incentive program (254,227 common shares, net)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests		
Stock and units issued to common shareholders and limited partners (11,876,076 common shares)		1
Distributions to other noncontrolling interest partners		
Other comprehensive income (loss)		
Net income, excluding $11,885 attributable to preferred interests in the Operating Partnership		
BALANCE AT DECEMBER 31, 2009	**$ 45,704**	**$ 29**
Conversion of limited partner units (247,640 common shares, Note 10)		
Issuance of limited partner units		
Stock options exercised (178,683 common shares)		
Series I preferred unit conversion to limited partner units		
Series I preferred stock conversion to common stock (7,871,276 preferred shares to 6,670,589 common shares)		1
Series J preferred stock premium amortization	(329)	
Stock incentive program (116,726 common shares, net)		
Amortization of stock incentive		
Issuance of unit equivalents and other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests		
Distributions to other noncontrolling interest partners		
Other comprehensive income (loss)		
Net income, excluding $2,315 attributable to preferred interests in the Operating Partnership		
BALANCE AT DECEMBER 31, 2010	**$ 45,375**	**$ 30**

The accompanying notes are an integral part of these statements.

Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
$ 18,087	$ 5,067,718	$ (2,096,949)	$ (213,606)	$ 592,978	$ 3,414,612
	31,350			(31,351)	—
					—
					—
	11,886				11,886
	321,854				321,854
				74,695	74,695
					(329)
	(27,396)		27,396		—
	28,640				28,640
	(450)	(6,170)		(10,908)	(17,528)
	(23,455)			23,455	—
		(852,446)		(205,850)	(1,058,296)
				(25,753)	(25,753)
(183,153)				(46,597)	(229,750)
		463,636		118,300	581,936
$ (165,066)	$ 5,410,147	$ (2,491,929)	$ (186,210)	$ 488,969	$ 3,101,967
	24,033			(24,033)	—
	1,638,336				1,638,340
	4,725				4,725
					(328)
				763	763
				1,875	1,875
				38,086	38,086
	(9,414)		9,414		—
	22,870				22,870
	(508)	(4,141)		70	(4,579)
	(162,732)			162,732	—
		(769,008)		(159,392)	(928,400)
	620,502			133,734	754,237
				(25,176)	(25,176)
161,978				41,227	203,205
		309,407		65,970	375,377
$ (3,088)	$ 7,547,959	$ (2,955,671)	$ (176,796)	$ 724,825	$ 5,182,962
	3,866			(3,866)	—
				162,987	162,987
	5,006				5,006
				50,874	50,874
	393,563				393,564
					(329)
	(10,360)		10,360		—
	16,839				16,839
	(749)	(12,057)		13,799	993
	103,728			(103,728)	—
		(763,881)		(153,247)	(917,128)
				(24,835)	(24,835)
9,618				2,002	11,620
		617,038		134,161	751,199
$ 6,530	$ 8,059,852	$ (3,114,571)	$ (166,436)	$ 802,972	$ 5,633,752

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1. ORGANIZATION

Simon Property Group, Inc. is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties. In these notes to consolidated financial statements, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

We own, develop and manage retail real estate properties, which consist primarily of regional malls, Premium Outlets®, The Mills®, and community/lifestyle centers. As of December 31, 2010, we owned or held an interest in 338 income-producing properties in the United States, which consisted of 161 regional malls, 58 Premium Outlets, 66 community/lifestyle centers, 36 properties acquired in the 2007 acquisition of The Mills Corporation, or the Mills acquisition, and 17 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties acquired in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2010, we had ownership interests in 45 European shopping centers in Italy, eight Premium Outlets in Japan, one Premium Outlet in Mexico, and one Premium Outlet in South Korea. On July 15, 2010, we and our joint venture partner sold our collective interests in Simon Ivanhoe S.à.r.l., or Simon Ivanhoe, which owned seven shopping centers located in France and Poland.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents,
- Overage and percentage rents based on tenants' sales volume, and
- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We also generate supplemental revenue from the following activities:

- Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances including payment systems (such as handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,
- Offering property operating services to our tenants and others, including waste handling and facility services, and the sale of energy,
- Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and
- Generating interest income on cash deposits, loans made to related entities and loans held for investment.

2. BASIS OF PRESENTATION AND CONSOLIDATION

The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries, and all significant intercompany amounts have been eliminated.

We consolidate properties that are wholly owned or properties where we own less than 100% but we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us.

We also consolidate a variable interest entity, or VIE, when we are determined to be the primary beneficiary. On January 1, 2010, we adopted the amendment on the accounting and disclosure requirements for the consolidation of VIEs. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. The adoption of this amendment did not have a significant impact on our financial position, results of operations, or cash flows.

Determination of the primary beneficiary of a VIE is based on whether an entity (1) has the power to direct activities that most significantly impact the economic performance of the VIE and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE, including management agreements and other contractual arrangements. There have been no changes during 2010 in conclusions about whether an entity qualifies as a VIE or whether we are the primary beneficiary of any previously identified VIE. During 2010, we did not provide financial or other support to a previously identified VIE that we were not previously contractually obligated to provide.

Investments in partnerships and joint ventures represent our noncontrolling ownership interests in properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences. We separately report investments in joint ventures for which accumulated distributions have exceeded investments in and our share of net income of the joint ventures within cash distributions and losses in partnerships and joint ventures, at equity in the consolidated balance sheets. The net equity of certain joint ventures is less than zero because of financing or operating distributions that are usually greater than net income, as net income includes non-cash charges for depreciation and amortization.

As of December 31, 2010, we consolidated 218 wholly-owned properties and 19 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 156 properties, or joint venture properties, using the equity method of accounting. We manage the day-to-day operations of 92 of the 156 joint venture properties, but have determined that our partner or partners have substantive participating rights in regards to the assets and operations of these joint venture properties. Our investments in joint ventures in Europe, Japan, Mexico and Korea comprise 55 of the remaining 64 properties. The international properties are managed by joint ventures in which we share oversight responsibility with our partner. Additionally, we account for our investment in SPG-FCM Ventures, LLC, or SPG-FCM, which acquired The Mills Corporation and its wholly-owned subsidiary, The Mills Limited Partnership, or collectively Mills, in April 2007, using the equity method of accounting. We have determined that SPG-FCM is not a VIE and that Farallon Capital Management, L.L.C., our joint venture partner, has substantive participating rights with respect to the assets and operations of SPG-FCM pursuant to the applicable partnership agreements.

We allocate net operating results of the Operating Partnership after preferred distributions to third parties and to us based on the partners' respective weighted average ownership interests in the Operating Partnership. Net operating results of the Operating Partnership attributable to third parties are reflected in net income attributable to noncontrolling interests.

Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,		
	2010	**2009**	**2008**
Weighted average ownership interest	**83.2%**	82.4%	79.8%

As of December 31, 2010 and 2009, our ownership interest in the Operating Partnership was 82.9% and 83.2%, respectively. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership.

Reclassifications

We made certain reclassifications of prior period amounts in the consolidated financial statements to conform to the 2010 presentation. These reclassifications had no impact on previously reported net income attributable to common stockholders or earnings per share.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Properties

We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including allocable salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred during construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extends the useful life, increases capacity, or improves the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose based on interest rates in place during the construction period. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,		
	2010	2009	2008
Capitalized interest	$ 3,715	$14,502	$27,847

We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We amortize tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We estimate fair value using unobservable data such as operating income, estimated capitalization rates, or multiples, leasing prospects and local market information. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments including investments in unconsolidated entities if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments is other-than-temporary.

Certain of our real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. If these properties were demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this obligation.

Purchase Accounting Allocation

We allocate the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component which may be derived from various observable or unobservable inputs and assumptions. Also, we may utilize third party valuation specialists. These components typically include buildings, land and intangibles related to in-place leases and we estimate:

- the fair value of land and related improvements and buildings on an as-if-vacant basis.
- the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues.
- the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions.
- the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

Amounts allocated to building are depreciated over the estimated remaining life of the acquired building or related improvements. We amortize amounts allocated to tenant improvements, in-place lease assets and other lease- related intangibles over the remaining life of the underlying leases. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related intangibles.

Discontinued Operations

We reclassify any material operations and gains or losses on disposal related to consolidated properties sold during the period to discontinued operations. There were no consolidated assets sold during 2008. During 2009, we reported a net loss of approximately $9.8 million upon the sale of four consolidated assets. During 2010, we reported a net gain of approximately $5.7 million upon the sale of one regional mall, one community center, and two other retail properties. These gains and losses are reported in gain (loss) upon acquisition of controlling interest, and on sale of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income. The gains and losses on the disposition of these assets and the operating results were not significant to our consolidated results of operations.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. Our gift card programs are administered by banks. We collect gift card funds at the point of sale and then remit those funds to the banks for further processing. As a result, cash and cash equivalents, as of December 31, 2010 and 2009, includes a balance of $55.3 million and $38.1 million, respectively, related to these gift card programs which we do not consider available for general working capital purposes. Financial instruments that potentially subject us to concentrations of credit risk include our cash and cash equivalents and our trade accounts receivable. We place our cash and cash equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC and SIPC insurance limits. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

Marketable and Non-Marketable Securities

Marketable securities consist primarily of the investments of our captive insurance subsidiaries, available-for-sale securities, our deferred compensation plan investments, and certain investments held to fund the debt service requirements of debt previously secured by investment properties that have been sold.

The types of securities included in the investment portfolio of our captive insurance subsidiaries typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from less than 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices or other observable inputs when quoted market prices are not available. The amortized cost of debt securities, which approximates fair value, held by our captive insurance subsidiaries is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income (loss) until the gain or loss is realized or until any unrealized loss is deemed to be other-than-temporary. We review any declines in value of these securities for other-than-temporary impairment and consider the severity and duration of any decline in value. To the extent an other-than-temporary impairment is deemed to have occurred, an impairment charge is recorded and a new cost basis is established. Subsequent changes are then recognized through other comprehensive income (loss) unless another other-than-temporary impairment is deemed to have occurred.

Our investment in shares of Liberty International PLC, or Liberty, was also accounted for as an available-for-sale security. During 2009, we recognized a non-cash charge of $140.5 million, or $0.44 per diluted share, representing an other-than-temporary impairment in fair value below the carrying value of our investment in Liberty. At June 30 and December 31, 2009, we owned 35.4 million shares at a weighted average original cost per share of £5.74. As of June 30 and December 31, 2009, Liberty's quoted market price was £3.97 and £5.15 per share, respectively. As a result of the significance and duration of the decline in the total share price at June 30, 2009, including currency revaluations, we deemed the decline in value as other-than-temporary impairment establishing a new cost basis of our investment in Liberty. As a result, changes in available-for-sale securities and other in the 2009 consolidated statement of operations and comprehensive income include the reclassification of $140.5 million from accumulated other comprehensive loss to earnings related to this non-cash charge. Prior to the quarter

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

ending June 30, 2009, the changes in value of our Liberty investment were reflected in other comprehensive income. Effective July 1, 2009, we resumed marking to market our Liberty investment through other comprehensive income.

Effective May 7, 2010, Liberty completed a demerger in which it was separated into two companies, Capital Shopping Centres Group PLC, or CSCG, and Capital & Counties Properties PLC, or CAPC. Liberty shareholders acquired the same number of shares of CSCG and CAPC as they owned in Liberty. Our interests in CSCG and CAPC are adjusted to their quoted market price, including a related foreign exchange component. At December 31, 2010, we owned 35.4 million shares of CSCG at a carrying value of £3.03 per share, and 35.4 million shares of CAPC at a carrying value of £0.94 per share. The market value of our investments in CSCG and CAPC was $228.4 million and $82.4 million, respectively, at December 31, 2010. Our aggregate unrealized gain on these investments was approximately $79.0 million at December 31, 2010. The carrying value of our investment in Liberty at December 31, 2009 was $290.0 million with an unrealized gain of $58.2 million.

Our insurance subsidiaries are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to these securities may be limited. Our deferred compensation plan investments are classified as trading securities and are valued based upon quoted market prices. The investments have a matching liability as the amounts are fully payable to the employees that earned the compensation. Changes in value of these securities and changes to the matching liability to employees are both recognized in earnings and, as a result, there is no impact to consolidated net income. As of December 31, 2010 and December 31, 2009, we also had investments of $24.9 million and $51.7 million, respectively, which must be used to fund the debt service requirements of mortgage debt related to investment properties that previously collateralized the debt. These investments are classified as held-to-maturity and are recorded at amortized cost as we have the ability and intent to hold these investments to maturity.

At December 31, 2010 and 2009, we had an investment of $72.4 million and $70 million, respectively, in a non-marketable security that we account for under the cost method. We regularly evaluate this investment for any other-than-temporary decline in its estimated fair value.

Total net unrealized gains as of December 31, 2010 and December 31, 2009 were approximately $79.3 million and $59.4 million, respectively, and represented the valuation and related currency adjustments for our available-for-sale marketable securities. As of December 31, 2010, we do not consider any declines in value of any of our marketable and non-marketable securities to be an other-than-temporary impairment, as these market value declines, if any, have existed for a short period of time, and, in the case of debt securities, we have the ability and intent to hold these securities to maturity.

Fair Value Measurements

We hold marketable securities that total $511.3 million and $464.1 million at December 31, 2010 and December 31, 2009, respectively, and are considered to have Level 1 fair value inputs. In addition, we have derivative instruments which are classified as having Level 2 inputs which consist primarily of interest rate swap agreements and foreign currency forward contracts with a gross liability balance of $27.6 million and $13.0 million at December 31, 2010 and December 31, 2009, respectively, and a nominal asset value at December 31, 2010 and 2009. We also have interest rate cap agreements with a nominal asset value. Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect our best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. Note 8 includes discussion of the fair value of debt measured using level 1 and level 2 inputs. Note 4 includes discussion of fair values recorded in purchase accounting and impairment determination using level 2 and level 3 inputs. Level 3 inputs to our purchase accounting and impairment calculations include our estimations of net operating results of the property, cap rates and discount rates.

Use of Estimates

We prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

Segment Disclosure

Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including regional malls, Premium Outlets, The Mills, and community/lifestyle centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of tenants.

Deferred Costs and Other Assets

Deferred costs and other assets include the following as of December 31:

	2010	2009
Deferred financing and lease costs, net	**$ 298,674**	$ 265,906
In-place lease intangibles, net	**150,199**	13,900
Acquired above market lease intangibles, net	**12,466**	19,424
Marketable securities of our captive insurance companies	**90,963**	75,703
Goodwill	**20,098**	20,098
Other marketable securities	**420,356**	388,427
Loans held for investment	**395,934**	—
Prepaids, notes receivable and other assets, net	**406,749**	372,129
	$ 1,795,439	$ 1,155,587

Deferred Financing and Lease Costs. Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. Details of these deferred costs as of December 31 are as follows:

	2010	2009
Deferred financing and lease costs	**$ 461,315**	$ 417,975
Accumulated amortization	**(162,641)**	(152,069)
Deferred financing and lease costs, net	**$ 298,674**	$ 265,906

We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense. Amortization of deferred leasing costs is a component of depreciation and amortization expense. We amortize debt premiums and discounts, which are included in mortgages and other indebtedness, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. The accompanying consolidated statements of operations and comprehensive income include amortization as follows:

	For the Year Ended December 31,		
	2010	2009	2008
Amortization of deferred financing costs	$ 27,806	$ 20,408	$ 17,044
Amortization of debt premiums, net of discounts	(9,066)	(10,627)	(14,701)
Amortization of deferred leasing costs	34,801	32,744	31,674

Loans Held for Investment

From time to time, we may make investments in mortgage loans or mezzanine loans of entities that own and operate commercial real estate assets located in the United States. Mortgage loans are secured, in part, by mortgages recorded against the underlying properties. Mezzanine loans are secured, in part, by pledges of ownership interests of the entities that own the underlying real estate. Loans held for investment are carried at cost, net of any premiums or discounts which are accreted or amortized over the life of the related loan receivable utilizing the effective interest method. We evaluate the collectability of both interest and principal of each of our loans quarterly to determine whether the value has been impaired. A loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

terms. When a loan is impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the loan held for investment to its estimated realizable value.

At December 31, 2010, we had investments in six mortgage and mezzanine loans secured by retail real estate with an aggregate carrying value of $395.9 million. These loans mature at various dates through October 2012 with a weighted average maturity of approximately 13 months. Certain of these loans require interest-only payments while others require payments of interest and principal based on a 30 year amortization. Interest rates on these loans are fixed between 5.5% and 7.0% with a weighted average interest rate of approximately 5.9% and approximate market rates for instruments of similar quality and duration. During 2010, we recorded $4.6 million in interest income earned from loans held for investment. Payments on each of these loans were current as of December 31, 2010.

Intangible Assets

The average life of in-place lease intangibles is approximately 6.6 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The amount of in-place lease intangibles increased during 2010 as a result of the acquisition of Prime Outlets Acquisition Company, or Prime, as further discussed in Note 4. The fair market value of above and below market leases is amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles is approximately 3.6 years. The unamortized amount of below market leases is included in accounts payable, accrued expenses, intangibles and deferred revenues in the consolidated balance sheets and was $39.0 million and $60.9 million as of December 31, 2010 and 2009, respectively. The amount of amortization of above and below market leases, net for the years ended December 31, 2010, 2009, and 2008 was $15.2 million, $20.0 million, and $35.4 million, respectively. If a lease is terminated prior to the original lease termination, any remaining unamortized intangible is charged to earnings.

Details of intangible assets as of December 31 are as follows:

	2010	2009
In-place lease intangibles	**$ 211,541**	$ 90,183
Accumulated amortization	**(61,342)**	(76,283)
In-place lease intangibles, net	**$ 150,199**	$ 13,900
Acquired above market lease intangibles	**$ 104,690**	$ 104,690
Accumulated amortization	**(92,224)**	(85,266)
Acquired above market lease intangibles, net	**$ 12,466**	$ 19,424

Estimated future amortization, and the increasing (decreasing) effect on minimum rents for our above and below market leases as of December 31, 2010 are as follows:

	Below Market Leases	Above Market Leases	Increase to Minimum Rent, Net
2011	$ 15,713	$ (4,909)	$ 10,804
2012	10,703	(3,703)	7,000
2013	6,555	(2,592)	3,963
2014	2,824	(1,119)	1,705
2015	1,690	(115)	1,575
Thereafter	1,473	(28)	1,445
	$ 38,958	$ (12,466)	$ 26,492

Derivative Financial Instruments

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We use a variety of derivative financial instruments in the normal course of business to manage or hedge the risks associated with our indebtedness and interest payments. Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps and caps. We require that hedging derivative instruments be highly effective in reducing the risk exposure that they are designated to hedge. As a result, there was no significant ineffectiveness from any of our derivative activities during the period. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract. We have no credit-risk-related hedging or derivative activities.

As of December 31, 2010, we had the following outstanding interest rate derivatives related to interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Swaps	4	$692.5 million
Interest Rate Caps	3	$385.0 million

The carrying value of our interest rate swap agreements, at fair value, is included within other liabilities and was $19.5 million and $13.0 million at December 31, 2010 and December 31, 2009, respectively. At December 31, 2009, we also had interest rate swaps with a carrying value of $0.3 million reported within deferred costs and other assets. The interest rate cap agreements were of nominal value at December 31, 2010 and December 31, 2009 and we generally do not apply hedge accounting to these arrangements. The total gross accumulated other comprehensive loss related to our derivative activities, including our share of the other comprehensive loss from joint venture properties, approximated $40.1 million and $52.3 million as of December 31, 2010 and 2009, respectively.

We are also exposed to fluctuations in foreign exchange rates on financial instruments which are denominated in foreign currencies, primarily in Japan and Europe. We use currency forward contracts to manage our exposure to changes in foreign exchange rates on certain Yen and Euro-denominated receivables and net investments. Currency forward contracts involve fixing the Yen-USD or Euro-USD exchange rate for delivery of a specified amount of foreign currency on a specified date. The currency forward contracts are typically cash settled in US dollars for their fair value at or close to their settlement date. We entered into Yen-USD forward contracts during 2009 for approximately ¥3 billion that we expect to receive through April 2011 at an average exchange rate of 97.1 JPY: USD. We entered into Yen-USD forward contracts during 2010 for an additional ¥1.7 billion that we expect to receive through October 2012 at an average exchange rate of 89.0 JPY: USD. Approximately ¥1.8 billion remains as of December 31, 2010 the aggregate of the 2009 and 2010 contracts. The December 31, 2010 liability balance related to these forwards was $2.1 million and is included in other liabilities and accrued dividends. We have reflected the changes in fair value for these forward contracts in earnings. The underlying currency adjustments on the foreign–denominated receivables are also reflected in income and generally offset the amounts in earnings for these forward contracts. We entered into two Euro-USD forward contracts during 2010 with an aggregate €200.0 million notional value maturing on June 30, 2011 which were designated as net investment hedges. The December 31, 2010 liability balance related to these forwards was $6.0 million and is included in other liabilities and accrued dividends. We apply hedge accounting and the changes in fair value for these Euro forward contracts are reflected in other comprehensive income (loss). Changes in the value of these hedges are offset by changes in the underlying hedged Euro-denominated joint venture investment.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Noncontrolling Interests and Temporary Equity

Details of the carrying amount of our noncontrolling interests are as follows as of December 31:

	2010	2009
Limited partners' interests in the Operating Partnership	$983,887	$ 892,603
Nonredeemable noncontrolling deficit interests in properties, net	(180,915)	(167,778)
Total noncontrolling interests reflected in equity	$ 802,972	$ 724,825

Net income attributable to noncontrolling interests (which includes nonredeemable noncontrolling interests in consolidated properties, limited partners' interests in the Operating Partnership and preferred distributions of the Operating Partnership) is a component of consolidated net income. In addition, the individual components of other comprehensive income (loss) are presented in the aggregate for both controlling and noncontrolling interests, with the portion attributable to noncontrolling interests deducted from comprehensive income attributable to common stockholders.

A rollforward of noncontrolling interests for the years ending December 31 is as follows:

	2010	2009	2008
Noncontrolling interests, beginning of period	**$ 724,825**	$488,969	$ 592,978
Net income attributable to noncontrolling interests after preferred distributions	**134,161**	65,970	118,300
Distributions to noncontrolling interest holders (1)	**(178,082)**	(184,568)	(231,603)
Other comprehensive income (loss) allocable to noncontrolling interests:			
Unrealized gain (loss) on interest rate hedging agreements	**5,069**	1,297	(10,380)
Net loss on derivative instruments reclassified from accumulated other comprehensive income (loss) into interest expense	**(2,689)**	(2,597)	(649)
Currency translation adjustments	**(3,452)**	(1,385)	(1,426)
Changes in available-for-sale securities and other	**3,074**	43,912	(34,142)
	2,002	41,227	(46,597)
Adjustment to limited partners' interest from (decreased) increased ownership in the Operating Partnership	**(103,728)**	162,732	23,455
Units issued to limited partners	**213,861**	174,458	74,695
Units converted to common shares	**(3,866)**	(24,033)	(31,351)
Issuance of unit equivalents and other	**13,799**	70	(10,908)
Noncontrolling interests, end of period	**$ 802,972**	$ 724,825	$488,969

(1) The 2009 activity includes non-cash distributions of $133.7 million representing the portion of quarterly distributions paid in units of limited partnership interest in the Operating Partnership, or units.

Accumulated Other Comprehensive Income (Loss)

The components of our accumulated other comprehensive income (loss) consisted of the following as of December 31:

	2010	2009
Cumulative translation adjustments	**$ (31,358)**	$ (10,768)
Accumulated derivative losses, net	**(40,069)**	(52,345)
Net unrealized gains on marketable securities, net	**79,292**	59,358
Total accumulated other comprehensive income (loss)	**$ 7,865**	$ (3,755)
Less: Accumulated other comprehensive (loss) income attributable to noncontrolling interests	**(1,335)**	667
Total accumulated other comprehensive income (loss) net of noncontrolling interests	**$ 6,530**	$ (3,088)

Revenue Recognition

We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed the applicable sales threshold.

We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance, or CAM, real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. As of December 31, 2010 for approximately 84% of our leases in the U.S. regional mall portfolio, we receive a fixed payment from the tenant for the CAM component. Without the fixed-CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

Management Fees and Other Revenues

Management fees and other revenues are generally received from our unconsolidated joint venture properties as well as third parties. Management fee revenue is earned based on a contractual percentage of joint venture property revenue. Development fee revenue is earned on a contractual percentage of hard costs to develop a property. Leasing fee revenue is earned on a contractual per square foot charge based on the square footage of current year leasing activity. We recognize revenue for these services provided when earned based on the underlying activity.

Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying consolidated statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by third-party actuaries and management's best estimates. Total insurance reserves for our insurance subsidiaries and other self-insurance programs as of December 31, 2010 and 2009 approximated $116.2 million and $117.2 million, respectively, and are included in other liabilities and accrued dividends in the consolidated balance sheets. Information related to the securities included in the investment portfolio of our captive insurance subsidiaries is included within the "Marketable and Non-Marketable Securities" section above.

We recognize fee revenues from our co-branded gift card programs when the fees are earned under the related arrangements with the card issuer. Generally, these revenues are recorded at the issuance of the gift card for handling fees.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Allowance for Credit Losses

We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Accounts are written off when they are deemed to be no longer collectible. Presented below is the activity in the allowance for credit losses and includes the activities related to discontinued operations during the following years:

	For the Year Ended December 31,		
	2010	**2009**	**2008**
Balance, beginning of period	**$ 45,187**	$44,650	$ 33,810
Consolidation of previously unconsolidated entities	**426**	—	—
Provision for credit losses	**3,130**	22,655	24,037
Accounts written off, net of recoveries	**(17,093)**	(22,118)	(13,197)
Balance, end of period	**$ 31,650**	$45,187	$44,650

Income Taxes

We and certain subsidiaries of the Operating Partnership have elected to be taxed as REITs under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require us to distribute at least 90% of our taxable income to stockholders and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain our REIT status and that of the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If Simon Property or the REIT subsidiaries fail to qualify as a REIT, we or that entity will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied.

We have also elected taxable REIT subsidiary, or TRS, status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs and participate in activities that do not qualify as "rents from real property". For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

As of December 31, 2010 and 2009, we had a net deferred tax asset of $9.0 million and $8.7 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries. No valuation allowance has been recorded as we believe these amounts will be realized. State income, franchise or other taxes were not significant in any of the periods presented.

Transaction Expenses

We expense acquisition, potential acquisition and disposition related costs as they are incurred. During the year ended December 31, 2010, we incurred costs for the acquisition of Prime as further discussed in Note 4. We also incurred expenses for other transactions that were not consummated. Additionally, during 2010, we settled, in cash, a transaction-related dispute and recorded a charge to earnings. Transaction expenses for the year ended December 31, 2010 totaled $69.0 million. During the year ended December 31, 2009, we recorded $5.7 million in transaction expenses related to costs associated with significant acquisition related activities.

4. REAL ESTATE ACQUISITIONS, DISPOSALS, AND IMPAIRMENT

We acquire properties to generate both current income and long-term appreciation in value. We acquire individual properties or portfolios of other retail real estate companies that meet our investment criteria and sell properties which no longer meet our strategic criteria. Our consolidated acquisition and disposal activity for the periods presented are highlighted as follows:

2010 Acquisitions

During 2010, we acquired a controlling interest in a previously unconsolidated regional mall which resulted in a remeasurement of our previously held equity interest to fair value and corresponding gain of approximately $13.0 million. This gain is included in gain (loss) upon acquisition of controlling interest and on sale or disposal of assets and interests in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income. On May 28, 2010, we acquired an additional interest of approximately 19% in Houston Galleria, located in Houston, Texas thereby increasing our noncontrolling interest from 31.5% to 50.4%.

On August 30, 2010, we completed our previously announced acquisition of Prime, adding 21 outlet centers, including a center located in Puerto Rico, which was acquired on May 13, 2010. The transaction was valued at approximately $2.3 billion, including the assumption of existing mortgage indebtedness of $1.2 billion and the repayment of $310.7 million of preexisting mortgage loans at closing. We paid consideration comprised of 80% cash and 20% in units of the Operating Partnership. We issued approximately 1.7 million units with an issuance date fair value of approximately $154.5 million. We funded the cash portion of this acquisition through draws on our $3.9 billion unsecured revolving credit facility, or the Credit Facility, as further discussed in Note 8.

The following table summarizes our recording of the assets acquired and liabilities assumed at the acquisition date:

	Total
	(in millions)
Investment properties	$ 2,167
Cash and cash equivalents	26
Tenant receivables and accrued revenue, net	4
Deferred costs and other assets (including intangibles)	234
Total assets	$ 2,431
Mortgages and other indebtedness (including premium of $28)	$ 1,270
Accounts payable, accrued expenses, intangibles and other	29
Other liabilities	18
Total liabilities	$ 1,317

Acquisition related intangibles relate to in-place leases of $193.6 million and were recorded based on their estimated fair values and are reflected within deferred costs and other assets in the accompanying financial statements. The weighted average useful life of these intangibles is approximately 6.0 years and is amortized over the remaining life of the related leases on a straight-line basis and is included within depreciation and amortization in the consolidated statements of operations and comprehensive income.

We recorded our acquisition of these 21 outlet centers using the acquisition method of accounting. Tangible and intangible assets and liabilities were established based on their estimated fair values at the date of acquisition. The results of operations of the acquired properties have been included in our consolidated results from the date of acquisition. The purchase price allocations are preliminary and subject to revision within the measurement period, not to exceed one year from the date of acquisition. There have been no significant changes in amounts recorded since the date of acquisition through December 31, 2010.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

2009 Acquisitions

We had no consolidated property acquisitions during the year ended December 31, 2009.

2008 Acquisitions

Effective January 1, 2008, we acquired additional interests in three existing consolidated properties of between 1.8% and 5%, for an aggregate $6.2 million in cash. Two of the properties continue to have a noncontrolling interest holder. We now own 100% of the third property.

2010 Dispositions

During the year ended December 31, 2010, we disposed of one regional mall, one community center, and two other retail properties for which we received proceeds of $5.8 million. The net gain on these disposals was $5.7 million and is included in gain (loss) upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

2009 Dispositions

During the year ended December 31, 2009, we sold four consolidated properties for which we received proceeds of $3.9 million. The net loss on these disposals totaled $9.8 million and is included in gain (loss) upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

2008 Dispositions

We had no consolidated property dispositions during the year ended December 31, 2008.

2009 Impairment

In 2009, we recorded non-cash impairment charges of $240.1 million ($228.6 million, net of a tax benefit of $5.8 million and noncontrolling interest holders' share of $5.7 million). As discussed in Note 3, this non-cash charge includes a $140.5 million other-than-temporary impairment of our investment in Liberty. In addition, the total charge includes adjustments in the carrying value of one wholly-owned and one joint venture regional mall, a write-down of five land parcels and two joint venture non-retail real estate assets, and certain predevelopment costs related to projects no longer being pursued.

2008 Impairment

In 2008, we recorded impairment charges of $21.2 million ($19.4 million, net of tax benefit), which resulted primarily from a $10.5 million reduction in the carrying value of a regional mall to its estimated net realizable value and the write-off of predevelopment costs related to various projects that we no longer plan to pursue.

5. PER SHARE DATA

We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share.

	For the Year Ended December 31,		
	2010	2009	2008
Net Income attributable to Common Stockholders — Basic	**$ 610,424**	$283,098	$ 422,517
Effect of dilutive securities:			
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	**97**	50	209
Net Income attributable to Common Stockholders — Diluted	**$ 610,521**	$283,148	$ 422,726
Weighted Average Shares Outstanding — Basic	**291,076,008**	267,054,946	225,332,593
Effect of stock options	**274,460**	315,897	551,057
Effect of contingently issuable shares from stock dividends	**—**	1,101,307	—
Weighted Average Shares Outstanding — Diluted	**291,350,468**	268,472,150	225,883,650

For the year ending December 31, 2010, potentially dilutive securities include stock options, convertible preferred stock, units that are exchangeable for common stock, units granted under our long-term incentive performance programs and preferred units that are convertible into units or exchangeable for our preferred stock. The only security that had a dilutive effect for the year ended December 31, 2010 was stock options. The only securities that had a dilutive effect for the year ended December 31, 2009 were stock options and contingently issuable shares from stock dividends. The only security that had a dilutive effect for the year ended December 31, 2008 was stock options.

We accrue dividends when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,		
	2010	2009	2008
Total dividends paid per common share	**$2.60**	$2.70	$3.60
Percent taxable as ordinary income	**53.82%**	99.3%	84.7%
Percent taxable as long-term capital gains	**39.68%**	0.7%	1.2%
Percent nontaxable as return of capital	**6.50%**	—	14.1%
	100.0%	100.0%	100.0%

6. INVESTMENT PROPERTIES

Investment properties consist of the following as of December 31:

	2010	2009
Land	**$ 2,929,054**	$ 2,757,994
Buildings and improvements	**24,263,169**	22,265,721
Total land, buildings and improvements	**27,192,223**	25,023,715
Furniture, fixtures and equipment	**316,512**	312,474
Investment properties at cost	**27,508,735**	25,336,189
Less — accumulated depreciation	**7,711,304**	7,004,534
Investment properties at cost, net	**$ 19,797,431**	$18,331,655
Construction in progress included above	**$ 125,227**	$ 281,683

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7. INVESTMENTS IN UNCONSOLIDATED ENTITIES

Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio. We held joint venture ownership interests in 101 properties in the U.S. as of December 31, 2010. We also held an interest in a joint venture which owned 45 European shopping centers as of December 31, 2010 and we held an interest in two joint ventures which owned 51 European shopping centers as of December 31, 2009. As of December 31, 2010, we also held interests in eight joint venture properties under operation in Japan, one joint venture property under operation in Mexico, one joint venture property under operation and two joint venture properties under development in Korea, and one joint venture property under development in Malaysia. We account for these joint venture properties using the equity method of accounting.

Substantially all of our joint venture properties are subject to rights of first refusal, buy-sell provisions, or other sale or marketing rights for partners which are customary in real estate joint venture agreements and the industry. Our partners in these joint ventures may initiate these provisions at any time (subject to any applicable lock up or similar restrictions), which could result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest from our partner.

In May 2010, Opry Mills Mall, a property in which we have a 50% interest through our SPG-FCM joint venture, sustained significant flood damage and remains closed. Insurance proceeds of $50 million have been funded by the insurers and remediation work has been completed. The excess insurance carriers (those providing coverage above $50 million) have denied the joint venture's claim for additional proceeds (of up to an additional $150 million) to pay amounts for restoration costs and business interruption losses. We believe recovery under the insurance coverage is probable, but no assurances can be made in that regard.

Loans to SPG-FCM

As part of the 2007 Mills acquisition, the Operating Partnership made loans to SPG-FCM and Mills which were used by SPG-FCM and Mills to repay loans and other obligations of Mills. As of December 31, 2010 and 2009, the outstanding balance of our remaining loan to SPG-FCM was $651.0 million and $632.0 million, respectively. During 2010, 2009 and 2008, we recorded approximately $9.9 million, $9.3 million and $15.3 million in interest income (net of inter-entity eliminations) related to this loan, respectively. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2010, 2009 and 2008 of approximately $0.9 million, $3.7 million and $3.1 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM. The loan bears interest at a rate of LIBOR plus 275 basis points and matures on June 8, 2011, and can be extended for one year.

Summary Financial Information

A summary of our investments in joint ventures and share of income from such joint ventures follows. Balance sheet information for the joint ventures is as follows:

	December 31, 2010	December 31, 2009
BALANCE SHEETS		
Assets:		
Investment properties, at cost	**$ 21,236,594**	$ 21,555,729
Less — accumulated depreciation	**5,126,116**	4,580,679
	16,110,478	16,975,050
Cash and cash equivalents	**802,025**	771,045
Tenant receivables and accrued revenue, net	**353,719**	364,968
Investment in unconsolidated entities, at equity	**158,116**	235,173
Deferred costs and other assets	**525,024**	535,398
Total assets	**$ 17,949,362**	$18,881,634
Liabilities and Partners' Equity:		
Mortgages and other indebtedness	**$ 15,937,404**	$16,549,276
Accounts payable, accrued expenses, intangibles, and deferred revenue	**748,245**	834,668
Other liabilities	**961,284**	978,771
Total liabilities	**17,646,933**	18,362,715
Preferred units	**67,450**	67,450
Partners' equity	**234,979**	451,469
Total liabilities and partners' equity	**$ 17,949,362**	$18,881,634
Our Share of:		
Partners' equity	**$ 146,578**	$ 316,800
Add: Excess Investment	**757,672**	694,023
Our net Investment in Joint Ventures	**$ 904,250**	$ 1,010,823

"Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

As of December 31, 2010, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2011	$ 1,674,563
2012	2,233,471
2013	1,883,954
2014	2,205,723
2015	1,998,785
Thereafter	5,931,026
Total principal maturities	15,927,522
Net unamortized debt premiums and discounts	9,882
Total mortgages and other indebtedness	$ 15,937,404

This debt becomes due in installments over various terms extending through 2036 with interest rates ranging from 0.48% to 9.35% and a weighted average rate of 5.09% at December 31, 2010.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

	For the Year Ended December 31,		
	2010	2009	2008
STATEMENTS OF OPERATIONS			
Revenue:			
Minimum rent	**$ 1,960,951**	$1,965,565	$1,956,129
Overage rent	**147,776**	132,260	130,549
Tenant reimbursements	**950,267**	987,028	1,005,638
Other income	**223,234**	174,611	199,774
Total revenue	**3,282,228**	3,259,464	3,292,090
Operating Expenses:			
Property operating	**635,946**	656,399	671,268
Depreciation and amortization	**793,012**	801,618	775,887
Real estate taxes	**253,627**	261,294	263,054
Repairs and maintenance	**105,042**	110,606	124,272
Advertising and promotion	**61,814**	65,124	70,425
Provision for credit losses	**4,053**	16,123	24,053
Impairment charge	**—**	18,249	—
Other	**210,858**	182,201	177,298
Total operating expenses	**2,064,352**	2,111,614	2,106,257
Operating Income	**1,217,876**	1,147,850	1,185,833
Interest expense	**(868,856)**	(884,539)	(969,420)
Gain (loss) from unconsolidated entities	**(840)**	(4,739)	(5,123)
Impairment charge from investments in unconsolidated entities	**(16,671)**	—	—
Gain on sale of asset	**39,676**	—	—
Income from Continuing Operations	**371,185**	258,572	211,290
Income from discontinued joint venture interests	**—**	—	47
Net Income	**$ 371,185**	$ 258,572	$ 211,337
Third-Party Investors' Share of Net Income	**$ 234,799**	$ 170,265	$ 132,111
Our Share of Net Income	**136,386**	88,307	79,226
Amortization of Excess Investment	**(48,329)**	(55,690)	(46,980)
Our Share of Gain on Sale or Disposal of Assets and Interests in unconsolidated entities, net	**(20,305)**	—	—
Our Share of Impairment Charge from Investments in Unconsolidated Entities	**8,169**	7,603	—
Income from Unconsolidated Entities, net	**$ 75,921**	$ 40,220	$ 32,246

2009 Impairment

In December 2009 we recognized non-cash impairment charges of $7.6 million representing our share of impairment charges on joint venture properties. This charge represents adjustments to the carrying value of certain parcels of land and the write-off of predevelopment costs related to certain projects no longer being pursued. In addition, in December 2009 we recognized $35.1 million of impairment charges for investments in certain unconsolidated entities including one regional mall and two non-retail real estate assets for which declines in value below our carrying amount were deemed other-than-temporary.

2010 Impairment

In December 2010, we recognized an $8.2 million non-cash impairment charge representing our share of an impairment on a joint venture investment in a property in Italy for which a decline in value below our carrying amount was deemed other-than-temporary.

International Joint Venture Investments

We account for all of our international joint venture investments using the equity method of accounting and we conduct our international operations through joint venture arrangements.

European Joint Ventures. We have a 49% ownership interest in Gallerie Commerciali Italia, or GCI. The carrying amount of our investment in GCI was $330.1 million and $302.2 million as of December 31, 2010 and 2009, respectively, including all related components of accumulated other comprehensive income (loss).

On July 15, 2010, we and our partner in Simon Ivanhoe, Ivanhoe Cambridge Inc., sold our collective interests in Simon Ivanhoe which owned seven shopping centers located in France and Poland to Unibail-Rodamco. The joint venture partners received net consideration of €422.5 million for their interests after the repayment of all joint venture debt, subject to certain post-closing adjustments. Our share of the gain on sale of our interests in Simon Ivanhoe was approximately $281 million. A portion of the proceeds was used to repay the €167.4 million (approximately $215 million) principal balance on the Euro-denominated tranche of our Credit Facility.

Asian Joint Ventures. We conduct our international Premium Outlet operations in Japan through our 40% participation in a joint venture with Mitsubishi Estate Co., Ltd. The carrying amount of our investment in this joint venture was $340.8 million and $302.2 million as of December 31, 2010 and 2009, respectively, including all related components of accumulated other comprehensive income (loss). We conduct our international Premium Outlet operations in Korea through our 50% participation in a joint venture with Shinsegae International Co. As of December 31, 2010 and December 31, 2009, respectively, the carrying amount of our investment in this joint venture was $35.7 million and $26.1 million including all related components of accumulated other comprehensive income (loss).

In December 2009, we recognized a loss on our 32.5% interests in our shopping centers operating or under development in China. The interests were sold to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million which is included in gain (loss) upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net in the 2009 consolidated statement of operations and comprehensive income.

8. INDEBTEDNESS AND DERIVATIVE FINANCIAL INSTRUMENTS

Our mortgages and other indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2010	2009
Fixed-Rate Debt:		
Mortgages and other notes, including $31,614 and $9,757 net premiums, respectively. Weighted average interest and maturity of 6.09% and 4.6 years at December 31, 2010.	**$ 5,485,659**	$ 5,239,263
Unsecured notes, including $26,586 and $23 net discounts, respectively. Weighted average interest and maturity of 6.04% and 7.3 years at December 31, 2010.	**9,985,886**	11,574,977
Total Fixed-Rate Debt	**15,471,545**	16,814,240
Variable-Rate Debt:		
Mortgages and other notes, at face value. Weighted average interest and maturity of 1.65% and 1.8 years at December 31, 2010.	**1,143,578**	1,370,000
Credit Facility (see below)	**858,637**	446,062
Total Variable-Rate Debt	**2,002,215**	1,816,062
Total Mortgages and Other Indebtedness	**$ 17,473,760**	$ 18,630,302

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

General. At December 31, 2010, we have pledged 92 properties as collateral to secure related mortgage notes including 12 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 52 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each property within the collateral package. Of our 92 encumbered properties, indebtedness on 31 of these encumbered properties and our unsecured debt are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and other indebtedness may be prepaid but are generally subject to payment of a yield-maintenance premium or defeasance.

Some of the limited partners guarantee a portion of our consolidated debt through foreclosure guarantees. In total, 25 limited partners provide guarantees of foreclosure of $173.4 million of our consolidated debt at three consolidated properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the limited partner is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

Unsecured Debt

Our unsecured debt consists of approximately $10.0 billion of senior unsecured notes of the Operating Partnership and $858.6 million outstanding under our Credit Facility. The Credit Facility has a borrowing capacity of $3.9 billion and contains an accordion feature allowing the maximum borrowing capacity to expand to $4.0 billion. The Credit Facility matures on March 31, 2013. The base interest on the Credit Facility is LIBOR plus 210 basis points and includes a facility fee of 40 basis points. The Credit Facility also includes a money market competitive bid feature, which allows participating lenders to bid on amounts outstanding at then current market rates of interest for up to 50% of amounts available under the facility. As of December 31, 2010, we are in compliance with all of the covenants of our unsecured debt.

During the year ended December 31, 2010, our borrowings under the Credit Facility increased primarily as a result of the acquisition of Prime partially offset by the repayment of €167.4 million (approximately $215 million) principal balance on the Euro-denominated tranche of our Credit Facility on July 23, 2010. The total outstanding balance of the Credit Facility as of December 31, 2010 was $858.6 million, and the maximum outstanding balance during the year ended December 31, 2010 was $862.2 million. During the year ended December 31, 2010, the weighted average outstanding balance on the Credit Facility was approximately $580.4 million. The outstanding balance as of December 31, 2010 includes $273.6 million (U.S. dollar equivalent) of Yen-denominated borrowings. Letters of credit of $33.3 million were outstanding under the Credit Facility at December 31, 2010.

On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from January 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted average coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. The weighted average duration of the notes offering was 14.4 years and the weighted average coupon was 5.69%. We recorded a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

On March 18, 2010, the Operating Partnership repaid a $300.0 million senior unsecured note which had a fixed rate of 4.875%.

On June 15, 2010, the Operating Partnership repaid a $400.0 million senior unsecured note which had a fixed rate of 4.60%.

On August 9, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of three outstanding series with maturity dates ranging from May 2013 to August 2014. The total principal amount of the notes accepted for purchase on August 17, 2010 was approximately $1.33 billion, with a weighted average duration of 3.5 years and a weighted average coupon of 6.06%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $900.0 million of 4.375% senior unsecured notes that closed on August 16, 2010. The senior notes are due on March 1, 2021. We recorded a $185.1 million charge to earnings in the third quarter of 2010 as a result of the tender offer.

On August 16, 2010, the Operating Partnership repaid a $400.0 million senior unsecured note which had a fixed rate of 4.875%.

Secured Debt

The balance of fixed and variable rate mortgage notes was $6.6 billion at December 31, 2010 and 2009. Of the balance outstanding at December 31, 2010, $5.7 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR. During the year ended December 31, 2010, we unencumbered five properties by repaying $1.1 billion in mortgage loans with a weighted average interest rate of 4.35%.

On May 13, 2010, we acquired a property located in Barceloneta, Puerto Rico subject to an existing $75.2 million mortgage loan. The loan matures on May 1, 2014 and bears interest at LIBOR plus 225 basis points with a LIBOR floor of 1.50%.

In connection with our acquisition of Prime, we assumed existing mortgage loans of approximately $1.2 billion which bear interest at fixed rates ranging from 5.51% to 6.01% and mature at various dates throughout 2016.

Debt Maturity and Other

Our scheduled principal repayments on indebtedness as of December 31, 2010 are as follows:

2011	$ 895,575
2012	1,823,095
2013	2,306,160
2014	1,796,160
2015	1,680,043
Thereafter	8,967,699
Total principal maturities	17,468,732
Net unamortized debt premium and other	5,028
Total mortgages and other indebtedness	$ 17,473,760

Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the Year Ended December 31,		
	2010	2009	2008
Cash paid for interest	**$ 1,015,989**	$ 994,688	$ 1,001,718

Derivative Financial Instruments

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to consolidated net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

The fair value of our interest rate swap agreements is included within other liabilities and was $19.5 million and $13.0 million at December 31, 2010 and 2009, respectively. At December 31, 2009, we also had interest rate swaps with a fair value of $0.3 million within deferred costs and other assets. The interest rate cap agreements were of nominal net value at December 31, 2010

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

and 2009. In addition, the unamortized balance of our treasury locks recorded in accumulated other comprehensive income (loss) was $6.5 million as of December 31, 2010. The net deficit from terminated swap agreements is also recorded in accumulated other comprehensive income (loss) and the unamortized balance was $1.3 million as of December 31, 2010. As of December 31, 2010, our outstanding LIBOR based derivative contracts consisted of:

- interest rate cap protection agreements with a notional amount of $385.0 million which mature in July 2011 and June 2014, and
- fixed rate swap agreements with a notional amount of $692.5 million which have a weighted average fixed pay rate of 2.79% and a weighted average variable receive rate of 0.51%.

Within the next year, we expect to reclassify to earnings approximately $19.8 million of losses from the current balance held in accumulated other comprehensive income (loss). The amount of ineffectiveness relating to cash flow hedges recognized in income during the periods presented was not material.

Our joint ventures may also enter into interest rate swaps or caps, which are recorded at fair value on the joint venture balance sheets. Included in our accumulated other comprehensive income (loss) as of December 31, 2010 and 2009 is our share of the joint ventures' accumulated derivative losses of $20.9 million and $30.1 million, respectively.

Fair Value of Financial Instruments

The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimate the fair values of consolidated fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. We estimate the fair values of consolidated fixed-rate unsecured notes using quoted market prices, or, if no quoted market prices are available, we use quoted market prices for securities with similar terms and maturities. The carrying value of our consolidated fixed-rate mortgages and other indebtedness, excluding those with an associated fixed to floating swap, was $14.8 billion and $16.1 billion as of December 31, 2010 and 2009, respectively. The fair values of financial instruments and our related discount rate assumptions used in the estimation of fair value for our consolidated fixed-rate mortgages and other indebtedness as of December 31 is summarized as follows:

	2010	2009
Fair value of fixed-rate mortgages and other indebtedness	**$ 16,087**	$16,580
Weighted average discount rates assumed in calculation of fair value for fixed-rate mortgages	**4.46%**	6.11%

9. RENTALS UNDER OPERATING LEASES

Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2010 are as follows:

2011	$ 2,140,123
2012	1,944,020
2013	1,709,738
2014	1,501,966
2015	1,252,753
Thereafter	3,369,238
	$ 11,917,838

Approximately 0.6% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10. EQUITY

Our Board of Directors is authorized to reclassify excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the stockholders. The ability to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. At the time of the initial public offering of our predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates, or the Simons, the right to elect four of the members of the Board of Directors, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in our predecessor, the Operating Partnership and all subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc., or MSA, acquired 3,200,000 shares of our Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect up to four members of the Board of Directors. These same arrangements were incorporated into our Charter in 1998 during the combination of our predecessor and Corporate Property Investors, Inc. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the estate of Melvin Simon, Herbert Simon or David Simon. The Class B shares can be converted into shares of common stock at the option of the holders. At the initial offering we reserved 3,200,000 shares of common stock for the possible conversion of the outstanding Class B shares; the number of outstanding Class B shares was reduced to 8,000 in 1998, although the right of the holders to elect up to four directors was not modified.

Common Stock Issuances

In 2010, we issued 247,640 shares of common stock to 47 limited partners in exchange for an equal number of units.

We issued 178,683 shares of common stock related to employee and director stock options exercised during 2010. We used the net proceeds from the option exercises of approximately $4.9 million to acquire additional units. The Operating Partnership used the net proceeds for general business purposes.

We issued 6,670,589 shares of common stock upon the conversion of 7,871,276 shares of Series I 6% Convertible Perpetual Preferred Stock as discussed below in Temporary Equity.

On August 30, 2010, the Operating Partnership issued 1,720,671 units to the owners of Prime in connection with the acquisition of 20 outlet centers as discussed in Note 4.

On May 13, 2010, the Operating Partnership issued 77,798 units to the owners of Prime in connection with the acquisition of an outlet center located in Barceloneta, Puerto Rico.

Temporary Equity

We classify as temporary equity those securities for which there is the possibility that we could be required to redeem the security for cash irrespective of the probability of such a possibility. As a result, we classify one series of preferred stock, and several series of preferred units of the Operating Partnership in temporary equity. Each of these securities that are classified in temporary equity is discussed below.

Series I 6% Convertible Perpetual Preferred Stock. This series of preferred stock was issued in connection with our acquisition of Chelsea Property Group, or Chelsea, in 2004. The terms of this series of preferred stock are substantially identical to those of the related series of 6% Series I Convertible Perpetual Preferred Units, or the Series I preferred units, described below.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

As of the end of the first quarter of 2010 and through April 14, 2010, holders of our Series I 6% Convertible Perpetual Preferred Stock, or Series I preferred stock, and holders of the Series I preferred units, could elect to convert their Series I preferred stock into shares of our common stock or Series I preferred units into units of the Operating Partnership or Series I preferred stock. The optional conversion election resulted from the closing sale price of our common stock exceeding the applicable trigger price per share for a period of 20 trading days in the last 30 trading days of the prior quarter. Each share of Series I preferred stock and Series I preferred unit was convertible into common stock or units at a conversion ratio of .847495.

On March 17, 2010, we announced that we would redeem all of the outstanding shares of our Series I preferred stock and the Operating Partnership's Series I preferred units on April 16, 2010. The redemption price was equal to the liquidation value per share plus accumulated and unpaid dividends through the redemption date or $50.4917 per share or unit.

Through the redemption date of April 16, 2010, holders of Series I preferred stock converted 7,871,276 shares of Series I preferred stock into 6,670,589 shares of our common stock.

Limited Partners' Preferred Interests in the Operating Partnership and Other Noncontrolling Redeemable Interests in Properties. The following table summarizes each series of preferred units of the Operating Partnership and the amount of the noncontrolling redeemable interests in properties as of December 31. The redemption features of each of these series of preferred units of the Operating Partnership contain provisions which could require us to settle the redemption in cash. As a result, these series of preferred units in the Operating Partnership, along with the noncontrolling redeemable interests in properties, remain classified outside permanent equity.

	2010	2009
7.50% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding	$ 25,537	$ 25,537
6% Series I Convertible Perpetual Preferred Units, 19,000,000 units authorized, 0 and 1,017,480 issued and outstanding, respectively	—	50,874
	25,537	76,411
Other noncontrolling redeemable interests in properties	59,932	49,404
Limited partners' preferred interest in the Operating Partnership and other noncontrolling redeemable interests in properties	$ 85,469	$125,815

6% Series I Convertible Perpetual Preferred Units. Through the redemption date of April 16, 2010, holders of Series I preferred units converted 1,017,480 Series I preferred units into 862,292 units of the Operating Partnership at a conversion ratio of .847495. We redeemed the remaining 219,879 shares of Series I preferred stock for $50.4917 per share for an aggregate cash redemption payment of $11.1 million including accrued dividends.

7.50% Cumulative Redeemable Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $7.50 annually. The Operating Partnership may redeem the preferred units on or after November 10, 2013, unless there is the occurrence of certain tax triggering events such as death of the initial holder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable either in cash or fully registered shares of our common stock at our election. In the event of the death of a holder of the preferred units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the holder may require the Operating Partnership to redeem the preferred units at the same redemption price payable at the option of the Operating Partnership in either cash or shares of common stock.

Permanent Equity

Preferred Stock. Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to us equal to the dividends we pay on the preferred stock issued.

Series J 8⅜% Cumulative Redeemable Preferred Stock. We issued this series of preferred stock in 2004 to replace a series of Chelsea preferred stock. Dividends accrue quarterly at an annual rate of 8⅜% per share. We can redeem this series, in whole or in part, on or after October 15, 2027 at a redemption price of $50.00 per share, plus accumulated and unpaid dividends. This preferred stock was issued at a premium of $7.5 million as of the date of our acquisition of Chelsea. The unamortized premium included in the carrying value of the preferred stock at December 31, 2010 and 2009 was $5.5 million and $5.9 million, respectively.

Other Equity Activity

Notes Receivable from Former CPI Stockholders. Notes receivable of $16.8 million from stockholders of an entity we acquired in 1998 are reflected as a deduction from capital in excess of par value in the consolidated statements of equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

The Simon Property Group 1998 Stock Incentive Plan. This plan, or the 1998 plan, provides for the grant of equity-based awards in the form of options to purchase shares, stock appreciation rights, restricted stock grants and performance unit awards. Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and options which are not so qualified. An aggregate of 11,300,000 shares of common stock have been reserved for issuance under the 1998 plan. Additionally, the partnership agreement requires us to sell shares of common stock to the Operating Partnership, at fair value, sufficient to satisfy the exercising of any stock options, and for us to purchase units for cash in an amount equal to the fair market value of such shares. Annual stock incentive programs were approved each year from 2001 until 2009 when no program was established.

Administration. The 1998 plan is administered by the Compensation Committee of the Board of Directors. The committee determines which eligible individuals may participate and the type, extent and terms of the awards to be granted to them. In addition, the committee interprets the 1998 plan and makes all other determinations deemed advisable for its administration. Options granted to employees become exercisable over the period determined by the committee. The exercise price of an employee option may not be less than the fair market value of the shares on the date of grant. Employee options generally vest over a three-year period and expire ten years from the date of grant. Since 2001, we have not granted any options to employees, except for a series of reload options we assumed as part of a prior business combination.

Automatic Awards For Eligible Directors. Directors who are not also our employees or employees of our affiliates receive automatic awards under the 1998 plan. Until 2003, these awards took the form of stock options. Since then, the awards have been shares of restricted stock. Currently, each eligible director receives on the first day of the first calendar month following his or her initial election an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of stockholders, eligible directors who are re-elected receive an award of restricted stock having a value of $82,500. In addition, eligible directors who serve as chairpersons of the standing committees (excluding the Executive Committee) receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit Committee) or $7,500 (in the case of all other standing committees). The Lead Independent Director also receives an annual restricted stock award having a value of $12,500. The restricted stock vests in full after one year.

Once vested, the delivery of the shares of restricted stock (including reinvested dividends) is deferred under our Director Deferred Compensation Plan until the director retires, dies or becomes disabled or otherwise no longer serves as a director. The directors may vote and are entitled to receive dividends on the underlying shares; however, any dividends on the shares of restricted stock must be reinvested in shares of common stock and held in the deferred compensation plan until the shares of restricted stock are delivered to the former director.

In addition to automatic awards, eligible directors may be granted discretionary awards under the 1998 plan.

Long-Term Incentive Performance Program

On March 16, 2010, the Compensation Committee of our Board approved a Long-Term Incentive Performance Program, or LTIP Program, for certain of our senior executive officers. Awards under the LTIP Program take the form of LTIP Units, a form of limited partnership interest issued by the Operating Partnership. During the performance period, participants are entitled to receive on the LTIP Units awarded to them distributions equal to 10% of the regular quarterly distributions paid on a unit of the Operating Partnership. As a result, we account for these LTIP Units as participating securities under the two-class method of

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

computing earnings per share. Awarded LTIP Units will be considered earned, in whole or in part, depending upon the extent to which the applicable TSR benchmarks, as defined, are achieved during the performance period and, once earned, will become the equivalent of units after a two year service-based vesting period, beginning after the end of the performance period. Awarded LTIP Units not earned are forfeited.

The Compensation Committee awarded LTIP Units under three LTIP Programs having one, two and three year performance periods, which end on December 31, 2010, 2011 and 2012, respectively. We refer to these three programs as the one, two and three year 2010 LTIP Programs, or the 2010 LTIP Programs. After the end of each performance period, any earned LTIP Units will then be subject to service-based vesting over a period of two years. One-half of the earned LTIP Units will vest on January 1 of each of the second and third years following the end of the applicable performance period, subject to the participant maintaining employment with us through those dates.

The awards made pursuant to the 2010 LTIP Programs have an aggregate grant date fair value, adjusted for estimated forfeitures, of $7.2 million for the one-year program, $14.8 million for the two-year program and $23.0 million for the three-year program. Grant date fair value was estimated based upon the results of a Monte Carlo model, and the resulting expense will be recorded regardless of whether the TSR benchmarks are achieved. The grant date fair value is being amortized into expense over the period from the grant date to the date at which the awards, if any, become vested. During the twelve months ended December 31, 2010, we recognized $12.5 million of compensation expense under the LTIP Programs.

Restricted Stock. The 1998 plan also provides for shares of restricted stock to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the committee related to the most recent year's performance. Once granted, the shares of restricted stock then vest annually over a four-year period (25% each year) beginning on January 1 of each year. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2010 a total of 5,109,362 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards is summarized in the following table for each of the years presented:

	For the Year Ended December 31,		
	2010	2009	2008
Restricted stock shares awarded during the year, net of forfeitures	**116,726**	254,227	276,872
Weighted average fair value of shares granted during the year	**$ 85.17**	$ 29.44	$ 85.77
Amortization expense	**$ 16,839**	$ 22,870	$28,640

The weighted average life of our outstanding options as of December 31, 2010 is 0.8 years. Information relating to Employee Options from December 31, 2007 through December 31, 2010 is as follows:

	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2007	1,006,738	$ 33.48
Granted	—	—
Exercised, none were forfeited during the period	(282,106)	41.96
Shares under option at December 31, 2008	724,632	$ 30.18
Granted	—	—
Exercised	(181,850)	25.52
Forfeited	(37,100)	70.73
Shares under option at December 31, 2009	505,682	$ 28.88
Granted	—	—
Exercised, none were forfeited during the period	**(178,683)**	**23.03**
Shares under option at December 31, 2010	**326,999**	**$ 29.75**

Employee Options: Range of Exercise Prices	Outstanding and Exercisable Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price Per Share
$23.41—$30.38	266,550	0.23	$ 25.54
$30.39—$46.97	34,749	3.09	46.97
$46.98—$50.17	25,700	3.17	50.17
Total	326,999		$ 29.75

No stock options were granted to any non-employee director and there were no stock options previously awarded to non-employee directors that were outstanding from December 31, 2007 through December 31, 2010.

We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Exchange Rights

Limited partners in the Operating Partnership have the right to exchange all or any portion of their units for shares of common stock on a one-for-one basis or cash, as determined by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of our common stock at that time. At December 31, 2010, we had reserved 62,919,853 shares of common stock for possible issuance upon the exchange of units, stock options, and Class B common stock and certain convertible preferred stock.

11. COMMITMENTS AND CONTINGENCIES

Litigation

We are involved from time-to-time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters, and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

As of December 31, 2010, a total of 31 of the consolidated properties are subject to ground leases. The termination dates of these ground leases range from 2012 to 2090. These ground leases generally require us to make fixed annual rental payments, or a fixed annual rental plus a percentage rent component based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense as follows:

	For the Year Ended December 31, 2010	2009	2008
Ground lease expense	**$36,750**	$32,086	$30,681

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Future minimum lease payments due under these ground leases for years ending December 31, excluding applicable extension options, are as follows:

2011	$ 25,717
2012	25,923
2013	26,264
2014	26,248
2015	26,966
Thereafter	940,599
	$ 1,071,717

Insurance

We maintain insurance coverage with third party carriers who provide a portion of the coverage for specific layers of potential losses including commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties in the United States. The initial portion of coverage not provided by third party carriers is either insured through our wholly-owned captive insurance companies, Rosewood Indemnity, Ltd. and Bridgewood Insurance Company, Ltd., and other financial arrangements controlled by us. The third party carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through our captive insurance entities also provides initial coverage for property insurance and certain windstorm risks at the properties located in coastal windstorm locations.

We currently maintain insurance coverage against acts of terrorism on all of our properties in the United States on an "all risk" basis in the amount of up to $1 billion. The current federal laws which provide this coverage are expected to operate through 2014. Despite the existence of this insurance coverage, any threatened or actual terrorist attacks where we operate could adversely affect our property values, revenues, consumer traffic and tenant sales.

Guarantees of Indebtedness

Joint venture debt is the liability of the joint venture and is typically secured by the joint venture property, which is non-recourse to us. As of December 31, 2010, the Operating Partnership has loan guarantees of $60.7 million underlying joint venture related mortgage or other indebtedness. Mortgages which are guaranteed by us are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlets, The Mills, and community/ lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 526 of the approximately 1,320 anchor stores in the properties as of December 31, 2010. An affiliate of one of these retailers is a limited partner in the Operating Partnership. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

Limited Life Partnerships

We are the controlling partner in several consolidated partnerships that have a limited life. We estimated the settlement values of these noncontrolling interests as of December 31, 2010 and 2009 as approximately $135 million and $115 million, respectively. The settlement values are based on the estimated fair values upon a hypothetical liquidation of the partnership interests and estimated yield maintenance or prepayment penalties associated with the payment to settle any underlying secured mortgage debt.

12. RELATED PARTY TRANSACTIONS

Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc., a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the Year Ended December 31,		
	2010	2009	2008
Amounts charged to unconsolidated joint ventures	**$ 118,905**	$120,866	$125,663
Amounts charged to properties owned by related parties	**4,308**	4,522	4,980

During 2010, 2009 and 2008, we recorded interest income of $9.9 million, $9.3 million and $15.3 million respectively, and financing fee income of $0.9 million, $3.7 million and $3.1 million, respectively, net of inter-entity eliminations, related to the loans that we have provided to Mills and SPG-FCM and lending financing services to those entities and the properties in which they hold an ownership interest.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly 2010 and 2009 data is summarized in the table below. Quarterly amounts may not equal annual amounts due to rounding.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Total revenue	**$ 925,071**	**$933,566**	**$ 979,275**	**$ 1,119,718**
Operating income	**426,916**	**415,467**	**397,794**	**504,062**
Consolidated income from continuing operations	**20,754**	**185,152**	**280,532**	**267,076**
Net income available to common stockholders	**9,373**	**152,504**	**230,624**	**217,923**
Income from continuing operations per share — Basic	**$ 0.03**	**$ 0.52**	**$ 0.79**	**$ 0.74**
Net income per share — Basic	**$ 0.03**	**$ 0.52**	**$ 0.79**	**$ 0.74**
Income from continuing operations per share — Diluted	**$ 0.03**	**$ 0.52**	**$ 0.79**	**$ 0.74**
Net income per share — Diluted	**$ 0.03**	**$ 0.52**	**$ 0.79**	**$ 0.74**
Weighted average shares outstanding	**286,124,631**	**292,323,802**	**92,830,418**	**292,931,101**
Diluted weighted average shares outstanding	**286,124,631**	**292,613,735**	**293,089,128**	**293,160,767**
2009				
Total revenue	$918,492	$903,612	$924,932	$1,028,180
Operating income	364,216	224,698	392,177	425,601
Consolidated income (loss) from continuing operations	146,248	(14,108)	139,189	115,933
Net income (loss) available to common stockholders	106,768	(20,760)	105,547	91,543
Income (loss) from continuing operations per share — Basic	$ 0.45	$ (0.08)	$ 0.38	$ 0.32
Net income (loss) per share — Basic	$ 0.45	$ (0.08)	$ 0.38	$ 0.32
Income (loss) from continuing operations per share — Diluted	$ 0.45	$ (0.08)	$ 0.38	$ 0.32
Net income (loss) per share — Diluted	$ 0.45	$ (0.08)	$ 0.38	$ 0.32
Weighted average shares outstanding	235,908,551	268,289,545	281,430,338	283,967,587
Diluted weighted average shares outstanding	236,128,461	268,289,545	282,474,292	284,595,548


TOTAL RETURN PERFORMANCE
December 31, 2005 to December 31, 2010
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Simon Property Group, Inc.
FTSE NAREIT Equity REIT Index
S&P 500 Index
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

(In Dollars)	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Simon Property Group, Inc	100	136.97	121.44	77.79	122.91	157.83
FTSE NAREIT Equity REIT Index	100	135.06	113.87	70.91	90.76	116.12
S&P 500 Index	100	115.79	122.16	76.96	97.33	111.99

The line graph above compares the percentage change in the cumulative total shareholder return on our common stock as compared to the cumulative total return of the S&P 500 Index and the FTSE NAREIT Equity REIT Index for the period December 31, 2005 through December 31, 2010. The graph assumes an investment of $100 on December 31, 2005, a reinvestment of dividends and actual increase in the market value of the common stock relative to an initial investment of $100. The comparisons in this table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance.

PROPERTIES at December 31, 2010

Regional Malls

Alaska
Anchorage 5th Avenue Mall[M], Anchorage

Arkansas
McCain Mall, N. Little Rock

California
Brea Mall, Brea (Los Angeles)
Coddingtown Mall, Santa Rosa
Fashion Valley, San Diego
Laguna Hills Mall, Laguna Hills (Los Angeles)
Santa Rosa Plaza, Santa Rosa
Shops at Mission Viejo, The, Mission Viejo (Los Angeles)
Stanford Shopping Center, Palo Alto (San Jose)
Westminster Mall, Westminster (Los Angeles)

Colorado
Mesa Mall, Grand Junction
Town Center at Aurora, Aurora (Denver)

Connecticut
Crystal Mall, Waterford

Florida
Aventura Mall, Miami Beach (Miami)
Avenues, The, Jacksonville
Boynton Beach Mall, Boynton Beach (Miami)
Coconut Point, Estero
Coral Square, Coral Springs (Miami)
Cordova Mall, Pensacola
Crystal River Mall, Crystal River
Dadeland Mall, Miami
DeSoto Square, Bradenton
Edison Mall, Fort Myers
Florida Mall, The, Orlando
Galleria at Fort Lauderdale[M], The, Fort Lauderdale (Miami)
Gulf View Square, Port Richey (Tampa)
Indian River Mall, Vero Beach
Lake Square Mall, Leesburg (Orlando)
Melbourne Square, Melbourne
Miami International Mall, Miami
Orange Park Mall, Orange Park (Jacksonville)
Paddock Mall, Ocala
Port Charlotte Town Center, Port Charlotte
Seminole Towne Center, Sanford (Orlando)
Shops at Sunset Place, The, S. Miami
St. Johns Town Center, Jacksonville
Town Center at Boca Raton, Boca Raton (Miami)
Treasure Coast Square, Jensen Beach
Tyrone Square, St. Petersburg (Tampa)
University Mall, Pensacola

Georgia
Gwinnett Place, Duluth (Atlanta)
Lenox Square, Atlanta
Mall of Georgia, Buford (Atlanta)
Northlake Mall, Atlanta
Phipps Plaza, Atlanta
Town Center at Cobb, Kennesaw (Atlanta)

Illinois
Lincolnwood Town Center, Lincolnwood (Chicago)
Northfield Square Mall, Bourbonnais
Northwoods Mall, Peoria
Orland Square, Orland Park (Chicago)
River Oaks Center, Calumet City (Chicago)
SouthPark Mall, Moline
White Oaks Mall, Springfield

Indiana
Castleton Square, Indianapolis
Circle Centre, Indianapolis
College Mall, Bloomington
Eastland Mall, Evansville
Fashion Mall at Keystone, The, Indianapolis
Greenwood Park Mall, Greenwood (Indianapolis)
Markland Mall, Kokomo
Muncie Mall, Muncie
Tippecanoe Mall, Lafayette
University Park Mall, Mishawaka
Washington Square, Indianapolis

Iowa
Lindale Mall, Cedar Rapids
NorthPark Mall, Davenport
Southern Hills Mall, Sioux City
SouthRidge Mall, Des Moines

Kansas
Towne East Square, Wichita
Towne West Square, Wichita
West Ridge Mall, Topeka

Louisiana
Prien Lake Mall, Lake Charles

Maine
Bangor Mall, Bangor

Maryland
Bowie Town Center, Bowie (Washington, D.C.)
St. Charles Towne Center, Waldorf (Washington, D.C.)

Massachusetts
Arsenal Mall, Watertown (Boston)
Atrium Mall, Chestnut Hill (Boston)
Auburn Mall, Auburn
Burlington Mall, Burlington (Boston)
Cape Cod Mall, Hyannis
Copley Place, Boston
Emerald Square, North Attleboro (Providence, RI)
Greendale Mall, Worcester (Boston)
Liberty Tree Mall, Danvers (Boston)
Mall at Chestnut Hill, The, Chestnut Hill (Boston)
Northshore Mall, Peabody (Boston)
Solomon Pond Mall, Marlborough (Boston)
South Shore Plaza, Braintree (Boston)
Square One Mall, Saugus (Boston)

Michigan
Novi Town Center[M], Novi (Detroit)

Minnesota
Maplewood Mall, St. Paul (Minneapolis)
Miller Hill Mall, Duluth

Missouri
Battlefield Mall, Springfield
Independence Center, Independence (Kansas City)

Nevada
Forum Shops at Caesars, The, Las Vegas

New Hampshire
Mall at Rockingham Park, The, Salem (Boston)
Mall of New Hampshire, The, Manchester
Pheasant Lane Mall, Nashua

New Jersey
Brunswick Square, East Brunswick (New York)
Livingston Mall, Livingston (New York)
Menlo Park Mall, Edison (New York)
Newport Centre[M], Jersey City (New York)
Ocean County Mall, Toms River (New York)
Quaker Bridge Mall, Lawrenceville
Rockaway Townsquare, Rockaway (New York)

New Mexico
Cottonwood Mall, Albuquerque

New York
Chautauqua Mall, Lakewood
Jefferson Valley Mall, Yorktown Heights (New York)
Mall at the Source, The, Westbury (New York)
Nanuet Mall, Nanuet (New York)
Roosevelt Field, Garden City (New York)
Smith Haven Mall, Lake Grove (New York)
Walt Whitman Mall, Huntington Station (New York)
Westchester, The, White Plains (New York)

North Carolina
SouthPark, Charlotte

Ohio
Great Lakes Mall, Mentor (Cleveland)
Lima Mall, Lima
Richmond Town Square, Richmond Heights (Cleveland)
Southern Park Mall, Youngstown
Summit Mall, Akron
Upper Valley Mall, Springfield

Oklahoma
Penn Square Mall, Oklahoma City
Woodland Hills Mall, Tulsa

Pennsylvania
Century III Mall, West Mifflin (Pittsburgh)
Granite Run Mall, Media (Philadelphia)
King of Prussia – The Pavilion[M], King of Prussia (Philadelphia)
King of Prussia Mall, King of Prussia (Philadelphia)
Lehigh Valley Mall, Whitehall
Montgomery Mall, North Wales (Philadelphia)
Oxford Valley Mall, Langhorne (Philadelphia)
Ross Park Mall, Pittsburgh
South Hills Village, Pittsburgh
Springfield Mall, Springfield (Philadelphia)

Puerto Rico
Plaza Carolina, Carolina (San Juan)

South Carolina
Anderson Mall, Anderson
Haywood Mall, Greenville

South Dakota
Empire Mall, Sioux Falls
Rushmore Mall, Rapid City

Tennessee
Knoxville Center, Knoxville
Oak Court Mall, Memphis
West Town Mall, Knoxville
Wolfchase Galleria, Memphis

Texas
Barton Creek Square, Austin
Broadway Square, Tyler
Cielo Vista Mall, El Paso
Domain, The, Austin
Firewheel Town Center, Garland (Dallas)
Galleria, The, Houston
Galleria Dallas[M], Dallas
Ingram Park Mall, San Antonio
Irving Mall, Irving (Dallas)
La Plaza Mall, McAllen
Lakeline Mall, Cedar Park (Austin)
Longview Mall, Longview
Midland Park Mall, Midland
North East Mall, Hurst (Dallas)
Rolling Oaks Mall, San Antonio
Sunland Park Mall, El Paso
Valle Vista Mall, Harlingen

Virginia
Apple Blossom Mall, Winchester
Charlottesville Fashion Square, Charlottesville
Chesapeake Square, Chesapeake (Virginia Beach)
Fashion Centre at Pentagon City, The, Arlington (Washington, D.C.)
Valley Mall, Harrisonburg
Virginia Center Commons, Glen Allen

Washington
Columbia Center, Kennewick
Northgate Mall, Seattle
Tacoma Mall, Tacoma (Seattle)

PROPERTIES at December 31, 2010

Wisconsin
Bay Park Square, Green Bay
Forest Mall, Fond Du Lac

Premium Outlets®

California
Camarillo Premium Outlets, Camarillo (Los Angeles)
Carlsbad Premium Outlets, Carlsbad (San Diego)
Desert Hills Premium Outlets, Cabazon (Palm Springs)
Folsom Premium Outlets, Folsom (Sacramento)
Gilroy Premium Outlets, Gilroy (San Jose)
Las Americas Premium Outlets, San Diego
Napa Premium Outlets, Napa
Petaluma Village Premium Outlets, Petaluma (San Francisco)
Pismo Beach Premium Outlets, Pismo Beach
Vacaville Premium Outlets, Vacaville

Connecticut
Clinton Crossing Premium Outlets, Clinton

Florida
Ellenton Premium Outlets, Ellenton (Tampa)
Orlando Premium Outlets – International Dr, Orlando
Orlando Premium Outlets – Vineland Ave, Orlando
St. Augustine Premium Outlets, St. Augustine (Jacksonville)

Georgia
Calhoun Premium Outlets, Calhoun
North Georgia Premium Outlets, Dawsonville (Atlanta)

Hawaii
Waikele Premium Outlets, Waipahu (Honolulu)

Illinois
Chicago Premium Outlets, Aurora (Chicago)

Indiana
Edinburgh Premium Outlets, Edinburgh (Indianapolis)
Lighthouse Place Premium Outlets, Michigan City

Maine
Kittery Premium Outlets, Kittery

Maryland
Hagerstown Premium Outlets, Hagerstown (Baltimore/Washington, D.C.)
Queenstown Premium Outlets, Queenstown (Baltimore)

Massachusetts
Lee Premium Outlets, Lee
Wrentham Village Premium Outlets, Wrentham (Boston)

Michigan
Birch Run Premium Outlets, Birch Run (Detroit)

Minnesota
Albertville Premium Outlets, Albertville (Minneapolis)

Mississippi
Gulfport Premium Outlets, Gulfport

Missouri
Osage Beach Premium Outlets, Osage Beach

Nevada
Las Vegas Premium Outlets – North, Las Vegas
Las Vegas Premium Outlets – South, Las Vegas

New Jersey
Jackson Premium Outlets, Jackson (New York)
Jersey Shore Premium Outlets, Tinton Falls (New York)
Liberty Village Premium Outlets, Flemington (New York)

New York
Waterloo Premium Outlets, Waterloo
Woodbury Common Premium Outlets, Central Valley (New York)

North Carolina
Carolina Premium Outlets, Smithfield (Raleigh)

Ohio
Aurora Farms Premium Outlets, Aurora (Cleveland)
Cincinnati Premium Outlets, Monroe (Cincinnati)

Oregon
Columbia Gorge Premium Outlets, Troutdale (Portland)

Pennsylvania
Crossings Premium Outlets, The, Tannersville
Grove City Premium Outlets, Grove City (Pittsburgh)
Philadelphia Premium Outlets, Limerick (Philadelphia)

Puerto Rico
Puerto Rico Premium Outlets, Barceloneta

South Carolina
Gaffney Premium Outlets, Gaffney (Greenville/Charlotte)

Tennessee
Lebanon Premium Outlets, Lebanon (Nashville)

Texas
Allen Premium Outlets, Allen (Dallas)
Houston Premium Outlets, Cypress (Houston)
Rio Grande Valley Premium Outlets, Mercedes (McAllen)
Round Rock Premium Outlets, Round Rock (Austin)
San Marcos Premium Outlets, San Marcos (Austin/San Antonio)

Virginia
Leesburg Corner Premium Outlets, Leesburg (Washington, D.C.)
Williamsburg Premium Outlets, Williamsburg

Washington
North Bend Premium Outlets, North Bend (Seattle)
Seattle Premium Outlets, Tulalip (Seattle)

Wisconsin
Johnson Creek Premium Outlets, Johnson Creek (Milwaukee)
Pleasant Prairie Premium Outlets, Pleasant Prairie (Chicago)

Community/Lifestyle Centers

Connecticut
Plaza at Buckland Hills, The, Manchester

Florida
Gaitway Plaza, Ocala
Highland Lakes Center, Orlando
Indian River Commons, Vero Beach
Pier Park, Panama City Beach
Royal Eagle Plaza, Coral Springs (Miami)
Terrace at The Florida Mall, Orlando
Waterford Lakes Town Center, Orlando
West Town Corners, Altamonte Springs (Orlando)
Westland Park Plaza, Orange Park (Jacksonville)

Georgia
Mall of Georgia Crossing, Buford (Atlanta)

Illinois
Bloomingdale Court, Bloomingdale (Chicago)
Countryside Plaza, Countryside (Chicago)
Crystal Court, Crystal Lake (Chicago)
Forest Plaza, Rockford
Lake Plaza, Waukegan (Chicago)
Lake View Plaza, Orland Park (Chicago)
Lincoln Crossing, O'Fallon (St. Louis)
Matteson Plaza, Matteson (Chicago)
North Ridge Plaza, Joliet (Chicago)
White Oaks Plaza, Springfield
Willow Knolls Court, Peoria

Indiana
Clay Terrace, Carmel (Indianapolis)
Eastland Convenience Center, Evansville
Greenwood Plus, Greenwood (Indianapolis)
Hamilton Town Center, Noblesville (Indianapolis)
Keystone Shoppes, Indianapolis
Markland Plaza, Kokomo
Muncie Plaza, Muncie
New Castle Plaza, New Castle
Northwood Plaza, Fort Wayne
Teal Plaza, Lafayette
Tippecanoe Plaza, Lafayette
University Center, Mishawaka
Village Park Plaza, Carmel (Indianapolis)
Washington Plaza, Indianapolis

Kansas
West Ridge Plaza, Topeka

Maryland
St. Charles Towne Plaza, Waldorf (Washington, D.C.)

Mississippi
Ridgewood Court, Jackson

Missouri
Regency Plaza, St. Charles (St. Louis)

New Jersey
Newport Crossing[M], Jersey City (New York)
Newport Plaza[M], Jersey City (New York)
Rockaway Commons, Rockaway (New York)
Rockaway Town Plaza, Rockaway (New York)

New York
Cobblestone Court, Victor

North Carolina
Dare Centre, Kill Devil Hills
MacGregor Village, Cary
North Ridge Shopping Center, Raleigh

Ohio
Great Lakes Plaza, Mentor (Cleveland)
Lima Center, Lima

Pennsylvania
DeKalb Plaza, King of Prussia (Philadelphia)
Henderson Square, King of Prussia (Philadelphia)
Lincoln Plaza, King of Prussia (Philadelphia)
Whitehall Mall, Whitehall

South Carolina
Charles Towne Square, Charleston

South Dakota
Empire East, Sioux Falls

Texas
Arboretum at Great Hills, Austin
Gateway Shopping Center, Austin

Ingram Plaza, San Antonio
Lakeline Plaza, Cedar Park (Austin)
Palms Crossing, McAllen
Richardson Square, Richardson (Dallas)
Shops at Arbor Walk, The, Austin
Shops at North East Mall, The, Hurst (Dallas)
Wolf Ranch Town Center, Georgetown (Austin)

Virginia
Chesapeake Center, Chesapeake (Virginia Beach)
Fairfax Court, Fairfax (Washington, D.C.)
Martinsville Plaza, Martinsville

Other

Alabama
Factory Stores of America, Boaz

Florida
Factory Stores of America, Graceville
Florida Keys Outlet Center, Florida City
Naples Outlet Center, Naples
Outlet Marketplace, Orlando

Illinois
Huntley Outlet Center, Huntley

Indiana
Claypool Court[M], Indianapolis

Iowa
Factory Stores of America, Story City

Kentucky
Factory Stores of America, Georgetown

Missouri
Factory Merchants Branson, Branson
Shoppes at Branson Meadows, The, Branson
Factory Stores of America, Lebanon

Nebraska
Factory Stores of America, Nebraska City

Ohio
Prime Outlets – Jeffersonville, Jeffersonville

Tennessee
Crossville Outlet Center, Crossville

The Mills Portfolio
The Mills®

Arizona
Arizona Mills, Tempe (Phoenix)

California
Great Mall, Milpitas (San Jose)
Ontario Mills, Ontario (Riverside)
The Block at Orange, Orange (Los Angeles)

Colorado
Colorado Mills, Lakewood (Denver)

Florida
Sawgrass Mills, Sunrise (Miami)

Georgia
Discover Mills, Lawrenceville (Atlanta)

Illinois
Gurnee Mills, Gurnee (Chicago)

Maryland
Arundel Mills, Hanover (Baltimore)

Missouri
St. Louis Mills, Hazelwood (St. Louis)

North Carolina
Concord Mills, Concord (Charlotte)

Pennsylvania
Franklin Mills, Philadelphia

Tennessee
Opry Mills, Nashville

Texas
Grapevine Mills, Grapevine (Dallas)
Katy Mills, Katy (Houston)

Virginia
Potomac Mills, Woodbridge (Washington, D.C.)

The Mills Portfolio
Regional Malls

California
Del Amo Fashion Center, Torrance (Los Angeles)
Hilltop Mall, Richmond (San Francisco)
Stoneridge Shopping Center, Pleasanton (San Francisco)

Delaware
Dover Mall, Dover

Florida
Falls, The, Miami

Louisiana
Esplanade, The, Kenner (New Orleans)

Maryland
Lakeforest Mall, Gaithersburg (Washington, D.C.)
Marley Station, Glen Burnie (Baltimore)

Michigan
Briarwood Mall, Ann Arbor

Minnesota
Southdale Center, Edina (Minneapolis)

Mississippi
Northpark Mall, Ridgeland

New Jersey
Shops at Riverside, The, Hackensack (New York)

Nevada
Meadowood Mall, Reno

New York
Galleria at White Plains, The, White Plains (New York)

Ohio
Mall at Tuttle Crossing, The, Dublin (Columbus)

Wisconsin
Southridge Mall, Greendale (Milwaukee)

The Mills Portfolio
Community Centers

Colorado
Denver West Village, Lakewood (Denver)

Maryland
Arundel Mills Marketplace, Hanover (Baltimore)

North Carolina
Concord Mills Marketplace, Concord (Charlotte)

Pennsylvania
Liberty Plaza, Philadelphia

International Properties

Italy
Ancona
Argine (Napoli)
Bergamo
Bussolengo (Verona)
Casalbertone (Roma)
Casamassima (Bari)
Catania
Cepagatti (Pescara)
Cesano Boscone (Milano)
Cinisello (Milano)
Collatina (Roma)
Concesio (Brescia)
Cuneo (Torino)
Fano (Pesaro)
Giugliano (Napoli)
Grottammare (Ascoli Piceno)
La Rena (Catania)
Marconi (Cagliari)
Mazzano (Brescia)
Merate (Lecco)
Mesagne (Brindisi)
Mestre (Venezia)
Misterbianco (Catania)
Modugno (Bari)
Monza
Mugnano (Napoli)
Nerviano (Milano)
Olbia
Padova
Palermo
Pescara
Pompei (Napoli)
Porto Sant'Elpidio (Ascoli Piceno)
Predda Niedda (Sassari)
Rescaldina (Milano)
Rivoli (Torino)
San Rocco al Porto (Piacenza)
Santa Gilla (Cagliari)
Senigallia (Ancona)
Taranto
Torino
Venaria (Torino)
Vicenza
Vimodrone (Milano)
Vulcano Buono, Nola (Napoli)

Japan
Ami Premium Outlets, Ami (Tokyo)
Gotemba Premium Outlets, Gotemba City (Tokyo)
Kobe-Sanda Premium Outlets, Kobe (Osaka)
Rinku Premium Outlets, Izumisano (Osaka)
Sano Premium Outlets, Sano (Tokyo)
Sendai – Izumi Premium Outlets, Izumi Park Town (Sendai)
Toki Premium Outlets, Toki (Nagoya)
Tosu Premium Outlets, Fukuoka (Kyushu)

Mexico
Premium Outlets Punta Norte, Mexico City

Korea
Yeoju Premium Outlets, Seoul

M Managed by Simon (not owned)

BOARD OF DIRECTORS

MELVYN E. BERGSTEIN

Chairman of Diamond Management & Technology Consultants, Inc. ("Diamond"), a management and advisory firm, from 2006 until November 2010 at which time Diamond was sold to PricewaterhouseCoopers LLC. Mr. Bergstein previously served as Chairman and Chief Executive Officer of Diamond and its predecessors, Diamondcluster, Inc. and Diamond Technology Partners, Inc. since its founding in 1994. From 1968 to 1989, Mr. Bergstein served in several capacities with Arthur Andersen & Co.'s consulting division (now Accenture). Director since 2001. Age 69

LINDA WALKER BYNOE

President and Chief Executive Officer of Telemat Ltd., a management consulting firm, since 1995 and prior to that Chief Operating Officer since 1989. Ms. Bynoe served as a Vice President-Capital Markets for Morgan Stanley from 1985 to 1989, joining the firm in 1978. Ms. Bynoe serves as a director of Anixter International, Inc., Northern Trust Corporation and Prudential Retail Mutual Funds and also serves on the Board of Trustees of Equity Residential. Director since 2003. Age 58

LARRY C. GLASSCOCK

Former Chairman of WellPoint, Inc., a healthcare insurance company, from November 2005 to March 2010. Mr. Glasscock also served as President and Chief Executive Officer of WellPoint, Inc. from 2004 to 2007. Mr. Glasscock served as Chairman, President and Chief Executive Officer of Anthem, Inc. from 2003 to 2004 and served as President and Chief Executive Officer of Anthem, Inc. from 2001 to 2003. Mr. Glasscock serves as a director of Zimmer Holdings, Inc., Sprint Nextel Corporation and Sysco Corporation. Director since 2010. Age 62

KAREN N. HORN, PH.D.

Retired President, Global Private Client Services and Managing Director, Marsh, Inc., a subsidiary of MMC, having served in these positions from 1999 to 2003. Prior to joining Marsh, she was Senior Managing Director and Head of International Private Banking at Bankers Trust Company; Chairman and Chief Executive Officer, Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. Ms. Horn has served as Senior Managing Director of Brock Capital Group, a corporate advisory and investment banking firm, since 2003 and serves as a director of Eli Lilly and Company, Norfolk Southern Corporation and T. Rowe Price Mutual Funds. She is also Vice Chairman of the U.S.-Russia Foundation, and a member of the Executive Committee of the National Bureau of Economic Research. Director since 2004. Age 67

ALLAN HUBBARD

Co-Founder and Chief Executive Officer of E&A Industries, Inc., a privately-held holding company which acquires and operates established manufacturing companies. Mr. Hubbard served as Assistant to the President for Economic Policy and director of the National Economic Council for the George W. Bush administration. He also served as Executive Director of the President's Council of Competitiveness for the George H.W. Bush administration. Mr. Hubbard serves as a director of PIMCO Equity Series and PIMCO Equity Series VIT. Director since 2009. Age 63

REUBEN S. LEIBOWITZ

Managing Member of JEN Partners, a private equity firm, since 2005. Mr. Leibowitz was a Managing Director of Warburg Pincus from 1984 to 2005. He serves as a director of Avatar Holdings Inc. Mr. Leibowitz was a director of Chelsea Property Group, Inc. from 1993 until it was acquired by the Company in 2004. Director since 2005. Age 63

DAVID SIMON

Chairman of the Board of Simon Property Group, Inc. since 2007 and Chief Executive Officer of the Company since 1995. Mr. Simon was President of the Company from 1993 to 1996. Prior to joining Simon, he was Vice President of Wasserstein Perella & Company from 1988 to 1990. Director since 1993. Age 49

HERBERT SIMON

Chairman Emeritus of the Board of Simon Property Group, Inc. since 2007. Mr. Simon was Co-Chairman of the Board of Directors from 1995 to 2007 and Chief Executive Officer of the Company from 1993 to 1995. Mr. Simon serves on the Board of Governors for the National Basketball Association and as Co-Chairman of the Board of Directors of Melvin Simon & Associates, Inc., the predecessor company he founded in 1960 with his brother, Melvin Simon. Director since 1993. Age 76

DANIEL C. SMITH, PH.D.

Professor of Marketing and Dean, Kelley School of Business, Indiana University, since 2005. Mr. Smith joined the faculty of the Kelley School in 1996 and has served as Chair of the MBA Program, Chair of the Marketing Department and Associate Dean of Academic Affairs. Director since 2009. Age 53

J. ALBERT SMITH, JR.

President of Chase Bank in Central Indiana and Managing Director of JPMorgan Private Bank since 2005. Mr. Smith was President of Bank One Central Indiana from 2001 to 2005; Managing Director of Bank One Corporation from 1998 to 2001; President of Bank One, Indiana, NA, from 1994 to 1998; and President of Banc One Mortgage Corporation from 1974 to 1994. Director since 1993. Age 70

RICHARD S. SOKOLOV

President and Chief Operating Officer of Simon Property Group, Inc. since 1996. Mr. Sokolov was President and Chief Executive Officer of DeBartolo Realty Corporation from 1994 to 1996. Mr. Sokolov joined its predecessor, The Edward J. DeBartolo Corporation, in 1982 as Vice President and General Counsel and was named Senior Vice President, Development and General Counsel in 1986. Director since 1996. Age 61

Audit Committee:

J. Albert Smith, Jr., Chairman, Melvyn E. Bergstein, Larry C. Glasscock, Reuben S. Leibowitz, Daniel C. Smith, Ph.D.

Compensation Committee:

Melvyn E. Bergstein, Chairman, Linda Walker Bynoe, Karen N. Horn, Ph.D., Allan Hubbard, Reuben S. Leibowitz, J. Albert Smith, Jr.

Executive Committee:

David Simon, Chairman, Herbert Simon, Richard S. Sokolov

Governance and Nominating Committee:

Karen N. Horn, Ph.D., Chairman, Linda Walker Bynoe, Larry C. Glasscock, Allan Hubbard, Daniel C. Smith, Ph.D.

Lead Independent Director:

J. Albert Smith, Jr.

EXECUTIVE OFFICERS AND MEMBERS OF SENIOR MANAGEMENT

David Simon
Chairman and Chief Executive Officer

Richard S. Sokolov
Director, President and Chief Operating Officer

James M. Barkley
Secretary and General Counsel

Stephen E. Sterrett
Senior Executive Vice President and Chief Financial Officer

John Rulli
Senior Executive Vice President and Chief Administrative Officer

Andrew Juster
Executive Vice President and Treasurer

Steve Broadwater
Senior Vice President and Chief Accounting Officer

Mikael Thygesen
Chief Marketing Officer and President – Simon Brand Ventures

Steven E. Fivel
Assistant General Counsel and Assistant Secretary

Regional Malls

Gary Lewis
Senior Executive Vice President – Leasing

Bruce Tobin
Senior Executive Vice President – Leasing

Vicki Hanor
Executive Vice President – Leasing

Butch Knerr
Executive Vice President – Leasing

Barney Quinn
Executive Vice President – Leasing

Michael E. McCarty
Executive Vice President – Development Operations

Timothy G. Earnest
Executive Vice President – Simon Management Group

David L. Campbell
Senior Vice President Finance – Operating Properties

Premium Outlets

John R. Klein
President

Richard N. Lewis
Executive Vice President – Leasing

Mark J. Silvestri
Executive Vice President – Real Estate

Gregory C. Link
Senior Vice President – Management

The Mills

Gregg M. Goodman
President

Gary Duncan
Executive Vice President – Leasing

Paul C. Fickinger
Executive Vice President – Property Management

Community/Lifestyle Centers

Myles H. Minton
President

Paul S. Ajdaharian
Senior Vice President – Leasing

Kevin A. Sims
Senior Vice President – Development

INVESTOR INFORMATION

CORPORATE HEADQUARTERS
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204
317-636-1600

TRANSFER AGENT AND REGISTRAR
Our transfer agent can assist you with a variety of stockholder services including:

- Change of address
- Transfer of stock to another person
- Replacement of lost, stolen or destroyed certificate
- Questions about dividend checks
- Simon Property Group's Investor Services Program

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

800-454-9768

TDD for Hearing Impaired: 800-231-5469
Foreign Stockholders: 201-680-6578
TDD for Foreign Stockholders: 201-680-6610
www.bnymellon.com/shareowner/equityaccess

INVESTOR SERVICES PROGRAM
Simon Property Group offers an Investor Services Program for investors wishing to purchase or sell our common stock. To enroll in this Plan, please contact our transfer agent, BNY Mellon Shareowner Services (800-454-9768 or www.bnymellon.com/shareowner/equityaccess).

WEBSITE
Information such as financial results, corporate announcements, dividend news and corporate governance is available on Simon's website: www.simon.com (Investors)

STOCKHOLDER INQUIRIES
Shelly J. Doran
Vice President of Investor Relations
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204
317-685-7330
800-461-3439
sdoran@simon.com

COUNSEL
Baker & Daniels LLP
Indianapolis, IN

Wachtell, Lipton, Rosen & Katz
New York, NY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Indianapolis, IN

ANNUAL REPORT ON FORM 10-K
A copy of the Simon Property Group, Inc. annual report on Form 10-K to the United States Securities and Exchange Commission can be obtained free of charge by:

- Contacting the Company's Investor Relations Department via written request or telephone, or
- Accessing the Financial Information page of the Company's website at www.simon.com (Investors)

ANNUAL MEETING
The Annual Meeting of Stockholders of Simon Property Group, Inc. will be held on Thursday, May 19, 2011 at 225 West Washington Street, Indianapolis, IN, at 10:00 a.m., local time.


NAREIT
NAREIT
Member of National
Association of Real
Estate Investment Trusts


SPG
LISTED
NYSE

INVESTOR INFORMATION

COMPANY SECURITIES

Simon Property Group, Inc. common stock and one issue of preferred stock are traded on the New York Stock Exchange ("NYSE") under the following symbols:

Common Stock	SPG
8.375% Series J Cumulative Preferred	SPGPrJ

The quarterly price range on the NYSE for the common stock and the dividends declared per share for each quarter in the last two fiscal years are shown below:

	High	Low	Close	Declared Dividends
First Quarter 2010	**$86.63**	**$68.76**	**$83.90**	**$0.60**
Second Quarter 2010	**93.59**	**78.63**	**80.75**	**0.60**
Third Quarter 2010	**98.39**	**76.47**	**92.74**	**0.60**
Fourth Quarter 2010	**106.54**	**92.13**	**99.49**	**0.80**

	High	Low	Close	Declared Dividends
First Quarter 2009	$54.24	$24.27	$34.64	$0.90
Second Quarter 2009	57.45	32.56	51.43	0.60
Third Quarter 2009	76.05	45.00	69.43	0.60
Fourth Quarter 2009	83.82	64.20	79.80	0.60

The Company considers FFO a key measure of its operating performance that is not specifically defined by accounting principles generally accepted in the United States. The Company believes that FFO and FFO as adjusted are helpful to investors because FFO is a widely recognized measure of the performance of real estate investment trusts and provides a relevant basis for comparison among REITs. The Company determines FFO based upon the definition set forth by the National Association of Real Estate Investment Trusts.

RECONCILIATION OF DILUTED NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE TO DILUTED FFO PER SHARE AND DILUTED FFO PER SHARE TO DILUTED FFO AS ADJUSTED PER SHARE

	For the Year Ended December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
Diluted net income attributable to common stockholders per share	**$ 2.10**	$ 1.05	$ 1.87	$ 1.95	$ 2.19
Adjustments to arrive at FFO:					
Depreciation and amortization from consolidated properties and Simon's share of depreciation and amortization from unconsolidated entities, net of noncontrolling interests portion of depreciation and amortization	**3.86**	4.22	4.69	4.27	3.78
(Gain) loss upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net	**(0.92)**	0.09	—	(0.20)	(0.47)
Impact of additional dilutive securities for FFO per share	**(0.03)**	(0.03)	(0.14)	(0.12)	(0.11)
Diluted FFO per share	**$ 5.01**	$5.33	$6.42	$5.90	$5.39
Impairment charge	**0.02**	0.68	0.07	0.12	—
Loss on debt extinguishment	**1.00**	—	0.07	—	—
Diluted FFO as adjusted per share	**$ 6.03**	$6.01	$6.56	$6.02	$5.39

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